TOYOTA INDUSTRIES CORPORATION
Corporate Center
Finance Department
2-1,Toyoda-cho,Kariya-shi,
Aichi 448-8671 Japan
TEL : +81-566-27-5132
FAX : +81-566-27-5653
URL : www.toyota-industries.com

April 22, 2002

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 5, listed in the attached sheet, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents which were published by the Company in the period from October 1, 2001 to March 31, 2002 and which are all the documents of the Company required to be furnished to the U.S. Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you the English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By Masanori Itoh
Name: Masanori Itoh
Title : Managing Director

dlw 5/2

Attachment

List of material information made public in Japan from October 1, 2001 to March 31, 2002

	Date	Descriptions	Information * provided to
Exhibit 1	December 2001	Semiannual Report concerning the interim period within the fiscal year ended March 31, 2002	Shareholders
Exhibit 2	November 7, 2001	Consolidated and Non-Consolidated Financial Results concerning the interim period within the fiscal year ended March 31, 2002 (Translation in English)	Exchanges
Exhibit 3	December 21, 2001	Semiannual Securities Report concerning the interim period within the fiscal year ended on March 31, 2002 (Brief Description in English)	DKFB Exchanges
Exhibit 4	November 2001	Semiannual Business Report concerning the interim period within the fiscal year ended on March 31, 2002 (Brief Description in English)	Shareholders
Exhibit 5	March 18, 2002	Press Release on "North American Compressor Remanufacturer ACTIS to Start Operations"	Exchanges Public

* "Exchanges" means collectively Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the Shares of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" means Director of Kanto Local Finance Bureau.

File No. 82-5112
Exhibit 1

Semiannual Report 2002

For the Six Months Ended September 30, 2001



TOYOTA INDUSTRIES CORPORATION

Profile

What is now Toyota Industries Corporation was founded as Toyoda Automatic Loom Works, Ltd. by renowned Japanese inventor Sakichi Toyoda in 1926 to manufacture automatic looms. The enterprise proceeded over the years to diversify into such fields as automobiles, forklift trucks and electronics. In line with its strategy of globalization, Toyota Industries now has production facilities in Europe, North America and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and other materials handling equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics and other businesses. Each of these segments already has or is building a secure footing in its particular fields. The car air-conditioning compressor and materials handling equipment businesses currently make up the mainstays of Toyota Industries' operations, while the electronics business is well positioned to develop into the core of its future operations.

In all its operations, Toyota Industries is committed to developing and marketing worldwide cutting-edge products attuned to constantly evolving market needs.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. Such projections and forward-looking statements are based on Toyota Industries Corporation and its Group companies' current expectations and estimates regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure;
ii) adverse changes in laws and regulations, such as trade restrictions and tariffs, or increased safety or emissions regulation resulting in higher costs and/or sales restrictions;
iii) currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro, the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business;
iv) fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings;
v) Toyota Industries Corporation and its Group companies' ability to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand;
vi) effects of natural disasters, terrorist activities or war; and
vii) other factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices; labor or other constraints on Toyota Industries Corporation and its Group companies' ability to restructure their business; work stoppages at their or key supplier facilities; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2001	2000	% change	2001
FOR THE SIX MONTHS				
Net sales	¥ 478,965	¥ 344,230	39.1 %	$ 4,011,432
Operating income	24,410	21,485	13.6	204,439
Income before income taxes	26,640	13,817	92.8	223,116
Net income	15,135	7,952	90.3	126,759
Depreciation and amortization	25,918	19,690	31.6	217,069
Capital expenditures	44,132	26,214	68.4	369,615
Research and development expenses	14,255	11,743	21.4	119,389
Per share of common stock (in yen or U.S. dollars):				
Net income—basic	48.35	28.07	72.2	0.40
Net income—diluted	43.55	25.29	72.2	0.36
Cash dividends	9.00	8.00	12.5	0.08
AT THE SIX MONTHS' END				
Total assets	¥1,613,296	¥1,781,882	(9.5)%	$13,511,692
Shareholders' equity	784,522	873,349	(10.2)	6,570,536
Number of employees	23,206	20,861		

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119.40= US$1, the approximate exchange rate on September 28, 2001.

Net Sales


(¥ Billion)
800
600
400
200
0
FY 00
01
02
First Half
Year

Net Income


(¥ Billion)
25
20
15
10
5
0
FY 00
01
02

Total Assets


(¥ Billion)
2,000
1,500
1,000
500
0
FY 00
01
02

Shareholders' Equity


(¥ Billion)
1,000
800
600
400
200
0
FY 00
01
02

Contents

Best Ever Performance Despite Challenging Conditions

We are pleased to present the results of operations of Toyota Industries Corporation and its consolidated subsidiaries ("Toyota Industries") for the six months ended September 30, 2001 (the "term").

In November 2001, we celebrated our 75th anniversary. Our longevity is based on the continued support of our stakeholders, including our shareholders and customers. During those 75 years our business has developed and changed substantially. We have evolved from a specialty maker of automatic looms to a highly diversified company.

Effective August 1, 2001, we substituted our new English name for our former title of Toyoda Automatic Loom Works, Ltd., reflecting our diversified business universe, which now extends far beyond the manufacture of automatic looms.

Our results for the term can be summarized in a single word: Excellent. We achieved record highs for consolidated net sales, operating income and net income. Consolidated net sales totaled ¥479.0 billion (US$4,011.4 million), up 39.1% over the six months ended September 30, 2000 (the "previous term"). Consolidated operating income was ¥24.4 billion (US$204.4 million), an increase of 13.6%. Consolidated net income was ¥15.1 billion (US$126.8 million), an increase of 90.3%.

Our results were all the more remarkable given the adverse business environment prevailing in the term. The growth of the Japanese economy was anemic, with distinct signs of deflation and the government restricted in its policy options due to its huge fiscal deficit. Expectations of radical reforms relating to the business and financial sectors by the government were raised but not yet met. The U.S. economy, which had been robust for almost a decade, slowed, owing to the bursting of the information technology ("IT") "bubble." The European economy is also slowing as a result of the downturn in the IT industry. Similarly, in Asia exports and business activity generally were sluggish due to the worldwide slackening of demand for IT-related products and the economic slowdown in the U.S.

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119.40=US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on September 28, 2001.



Akira Yokoi *Chairman* **Tadashi Ishikawa** *President*

Company-Wide Strength

Despite the unfavorable business environment, most of our business segments are essentially in good shape. Our two-digit percentage increase over the previous term for consolidated net sales and net income reflected our success in implementing a clearly defined strategy. We exploited our competitive strengths in each segment and cut costs vigorously. An overview of the term by segment follows.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

This segment consists of vehicle (automobile assembly), engine, car air-conditioning compressor and other businesses (including electronic components for automobiles). Net sales amounted to ¥266.1 billion (US$2,229.0 million), up 16.3% over the previous term and accounting for 55.6% of total net sales. Operating income was ¥13.5 billion (US$113.4 million), down 3.4% compared with the previous term.

■ Vehicle Business (Automobile Assembly Business)

We currently assemble four models in the Toyota Motor Corporation ("TMC") lineup: Vitz (Yaris in Europe), SPRINTER CARIB (Corolla Wagon outside Japan), RAV4 compact sport utility vehicle and bB Open Deck compact with small pickup bed. We began assembly and sales of the RAV4 and bB Open Deck during the term. Sales of the Vitz (Yaris), our mainstay vehicle, decreased due to TMC's commencement of Yaris production in Europe. Total Vehicle Business unit production for the term was 121,249, down 23,727 from the previous term.

Vehicle Business net sales amounted to ¥129.5 billion (US$1,084.4 million), up 26.5% over the previous term. The increase was due to the fact that Toyota Industries now pays for parts previously supplied free by TMC and recoups an identical aggregate amount in the form of increased unit prices to TMC. This change increased net sales by approximately ¥29.7 billion (US$248.7 million).

Engine Business

We produce gasoline and diesel engines for TMC vehicles and for our own line of forklift trucks. During the term, gasoline engine production totaled 88,590 units, an increase of 5,499 units over the previous term. Production of the 2UZ 4700cc V8 gasoline engine for the Lexus LX470 increased over the previous term, as was to be expected considering it was launched only in August 2000.

Production of diesel engines totaled 91,093 units, an increase of 9,659 units over the previous term. Production of 2000cc-class C-type diesel engines for automobiles decreased. This was outweighed by an increase in production of 1CD-type 2000cc direct injection turbo-diesel engines with a common rail fuel system.

Total engine production amounted to 179,683 units, up 15,158 units over the previous term.

In April 2001, Toyota Industries absorbed TMC's Industrial Equipment Sales Division. Sales of engines for forklift trucks are now all intersegment transactions. Previously, Toyota Industries sold forklift engines to TMC.

Excluding intersegment sales, sales of gasoline engines totaled 76,454 units and sales of diesel engines totaled 81,927 units. On the same basis, total engine sales amounted to 158,381 units, down 6,144 units from the previous term. Net sales excluding intersegment sales totaled ¥52.1 billion (US$436.1 million), an increase of 11.3%, reflecting a higher ratio of value-added products and consequent increase in the average unit sales price.

Car Air-Conditioning Compressor Business

Car air-conditioning compressors developed and manufactured by Toyota Industries are marketed to the leading auto manufacturers worldwide through DENSO Corporation ("DENSO"). Demand was strong in Europe, and continued to grow in Japan and North America, though less vigorously. In Japan, we sold 2.4 million units, an increase of 139,000 units over the previous term. Overseas, we sold 4.3 million units, up 463,000 units. Total unit sales amounted to 6.8 million units, up 602,000 units. Net sales totaled ¥78.4 billion (US$656.8 million), up 13.5% over the previous term.

In May 2001, to enhance their international competitiveness, Toyota Industries and DENSO agreed to integrate their production of car air-conditioning compressors. Toyota Industries now takes the lead in product development and manufacturing, while DENSO focuses on sales while undertaking limited manufacturing operations. Toyota Industries will gradually take over production of car air-conditioning compressors at DENSO's Toyohashi Plant. Overseas, production will be shared between the two companies on a country-by-country basis.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment manufactures and sells forklift trucks, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems. Net sales for the term totaled ¥180.5 billion (US$1,511.9 million), an increase of 119.4% over the previous term. Operating income was ¥8.0 billion (US$67.1 million), up 33.4%.

This substantial increase reflected two major changes. In June 2000, Toyota Industries acquired BT Industries AB ("BT Industries"), a leading warehouse truck manufacturer based in Sweden. BT Industries' sales were consolidated in Toyota Industries' results for the term, whereas they were not consolidated for the previous term. This increased net sales by approximately ¥78.9 billion (US$660.8 million). Also, in April 2001, TMC transferred its Industrial Equipment Sales Division to Toyota Industries. This increased net sales by approximately ¥12.8 billion (US$107.2 million).

In the forklift truck business excluding BT Industries, sales in North America were down, but sales in Europe increased. In the domestic market, sales of our GENEO-B (7FB outside Japan) electric counterbalanced forklift trucks continued strong, supported by good demand for environment-friendly vehicles. The GENEO-R (7FBR) electric reach trucks, launched in January 2001 mainly for the Japanese market, and others also contributed to total sales.

BT Industries' orders received were slightly up over the previous term. Orders received in Europe remained steady, but orders received in North America decreased due to the adverse economic environment. On the other hand, BT Industries' sales marked a two-digit percentage increase over the previous term, with sales in Europe continuing strong and sales in North America up, reflecting a substantial order backlog at the beginning of the term.

Sales of materials handling systems, which comprise automatic guided vehicle systems and automated storage and retrieval systems for the domestic market, increased substantially.

The Materials Handling Equipment Segment also

manufactures and sells tow tractors, skid steer loaders, shovel loaders, sweepers and other industrial equipment.

Our acquisition of TMC's Industrial Equipment Sales Division in April 2001 means that we now undertake comprehensive materials handling equipment operations, from design through production to sales and marketing. As a result, we are even better placed to deliver high levels of customer satisfaction.

Note: Toyota Industries consolidated BT Industries' operating results from the second half of the previous fiscal year.

Textile Machinery Segment

This segment comprises spinning machinery business, with the manufacture of ring spinning frames at its core, and weaving machinery business, based on the manufacture of air-jet looms. Toyota Industries is a world leader in both businesses. Textile Machinery Segment net sales amounted to ¥16.2 billion (US$135.6 million), an increase of 12.5% over the previous term. Operating income was ¥201 million (US$1.7 million), compared with a loss of ¥266 million (US$2.2 million) for the previous term and reflecting both increased net sales and organizational reform.

■ Spinning Machinery Business

During the term we conducted vigorous sales activities in Pakistan, Indonesia and Thailand. As a result, Spinning Machinery Business net sales totaled ¥7.0 billion (US$58.5 million), up 44.5% over the previous term.

■ Weaving Machinery Business

Sales of air-jet looms totaled 1,692 units, a decrease of 291 units from the previous term. Sales in China and Indonesia, which registered large increases the previous term, were down. Sales of water-jet looms totaled 741 units, up 247 units. Sales increased in China, South Korea and others. Net sales of the Weaving Machinery Business totaled ¥9.2 billion (US$77.1 million), down 3.7% from the previous term.

Others Segment

This segment, currently relatively small, comprises mainly new businesses that have outstanding growth potential. A core business in this segment is a joint venture, ST Liquid Crystal Display Corp. ("ST-LCD"), which we established with Sony Corporation in 1997. ST-LCD manufactures low-temperature polysilicon TFT-LCDs (thin film transistor liquid crystal displays), expected to be the next-generation TFT-LCD. TIBC Corporation ("TIBC"), a joint venture we established in 1998 with Ibiden Co., Ltd., is another core business within this segment. TIBC manufactures ball grid array (BGA) plastic package substrates for application in IC chipsets, and flexible printed circuit substrates for IC cards. This segment also includes the manufacture and sales of press dies and manufacturing equipment.

Others Segment net sales totaled ¥16.1 billion (US$134.8 million), down 14.2% from the previous term. This was due largely to a decrease in sales of press dies and manufacturing equipment, which outweighed an increase in electronics business sales, including those of TIBC. However, including intersegment transactions, sales were ¥22.7 billion (US$190.0 million), up 8.7% over the previous term. Operating income totaled ¥2.8 billion (US$23.8 million), an increase of 51.0%, reflecting a strong performance by TIBC and other factors.

** ST-LCD is not consolidated but is accounted for by the equity method in Toyota Industries' consolidated financial results. Its operating income (loss) is not included in the operating income (loss) for this segment.*



Tadashi Ishikawa
President

Priorities During the Term

Cost Reduction

During the term, we both reduced costs aggressively and improved manufacturing productivity. We established a special project team in each business division to ensure that our cost reduction activities were systematic and thorough. As well as enhancing our VE (Value Engineering) and VA (Value Analysis) activities, we undertook general expense and head office fixed cost reduction activities, examined the introduction of SCM (Supply Chain Management) and sought to optimize our procurement of materials and components globally.

Exploiting IT

We have set the exploitation of the latest advances in IT as an important strategic objective. We believe that the potential impact of IT on competitiveness will be significant. Using IT, we are overhauling our traditional way of doing business to accelerate management processes. We are installing three-dimensional CAD (Computer Aided Design) systems to further improve productivity in our development and production activities company-wide. Exemplifying our adoption of advanced IT, the development department of our Vehicle Division has introduced V-Comm (Virtual & Visual Communication System), which it used to reduce the development period of the bB Open Deck. We are also using IT to cut fixed costs and enhance customer satisfaction. We are pushing ahead with the introduction of ERP (Enterprise Resource Planning) systems. We are now gradually harnessing ERP to upgrade our accounting, procurement, personnel and production management. We are convinced that the adoption of ERP will facilitate improved management generally among non-manufacturing divisions, and will allow swifter decision-making through universal access to a unified management database.

Business Outlook for Fiscal 2002

The future course of the world economy is even more unpredictable than usual. The slowdown in the IT field and the aftermath of the terrorist attacks on the U.S. in September 2001 have created great uncertainty. We forecast that in the second half of the fiscal year ending March 31, 2002 ("fiscal 2002") Toyota Industries will face increasingly challenging economic conditions. Our electronics-related business is likely to be adversely affected by the IT slowdown, and our Materials Handling Equipment Segment will suffer from its vulnerability to lower demand in the North American market.

Under such circumstances, we will seek to ensure that our products and services are attuned to customer needs. We will also continue with our cost reduction activities. We seek to improve management efficiency through enhanced application of IT and review the need for further organizational changes, including changes at head office. We will reinforce our management base to remain flexible in the face of market change. We are confident that our policy of diversification will pay off, in that even if certain of our businesses experience difficulties, Toyota Industries as a whole will continue to grow.

For fiscal 2002 in full we forecast the following: Consolidated net sales of ¥940.0 billion (US$7,872.7 million), up 22.5% over fiscal 2001 and representing a ¥20.0 billion (US$167.5 million) increase over our forecast at the beginning of fiscal 2002; Income before income taxes of ¥47.0 billion (US$393.6 million), up 23.0% over fiscal 2001 and representing a ¥6.0 billion (US$50.3 million) decrease from our forecast at the beginning of fiscal 2002; Net income of ¥25.5 billion (US$213.6 million), up 12.6% over fiscal 2001 and representing a ¥5.5 billion (US$46.1 million) decrease from our forecast at the beginning of fiscal 2002.

Note: *The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, inherently are subject to significant business, economic competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections necessarily are speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in global economic conditions make it particularly difficult at present to predict product demand and other related matters.*

Maximizing Shareholder Value

The most important aspect of our corporate mission is to increase shareholder value. We aim to improve profitability and increase shareholder value through implementation of ambitious strategies with specific goals in each business area, and by streamlining operations. Concurrently, as a responsible corporate citizen, we emphasize activities to protect the natural environment and fulfil our other social responsibilities.

We thank our shareholders, customers, suppliers, employees and all others with an interest in our business for their support. As we look to secure further growth in shareholder value, we respectfully request a continuation of that support.

December 2001

Akira Yokoi
Chairman

Tadashi Ishikawa

Tadashi Ishikawa
President

For Toyota Industries, the first half-year period of fiscal 2002 was a time of change and progress. In this section, we review the highlights of the term.

Change of Company Name

Effective August 1, 2001, we changed our English name from Toyoda Automatic Loom Works, Ltd. to Toyota Industries Corporation. The company was originally established to manufacture automatic looms. Subsequently, we diversified our operations and our new name reflects more accurately the nature of our operations. We intend that this change will make us more readily recognizable throughout the world.

New Corporate Name

TOYOTA INDUSTRIES CORPORATION

Corporate Logos

TOYOTA TOYOTA

We have two corporate logos.

Toyota Industries and Toyota Motor Corporation Unify Materials Handling Equipment Operations

In April 2001, Toyota Industries and Toyota Motor Corporation ("TMC") strategically reorganized their materials handling equipment operations. Since the launch of TOYOTA-brand forklift trucks in 1956, TMC had been responsible for the sales and marketing of materials handling equipment manufactured by Toyota Industries. As a result of the reorganization, Toyota Industries assumed responsibility for all materials handling equipment operations. We have established these operations as one of our core businesses, strengthening our position as one of the world's leading comprehensive manufacturers in the field. The wedding of development and manufacturing expertise to strong sales and marketing capabilities gives us the opportunity to achieve more flexible management, faster decision-making and even greater global competitiveness.

A key element of these ambitions was our establishment of TOYOTA Material Handling Company as an "in-house corporate entity" within Toyota Industries. The new entity has substantial autonomy, facilitating rapid decision-making and greater responsiveness to changes in market demand.

Industrial Equipment World Convention

From May 22 to 25, 2001, we staged the Toyota Industrial Equipment World Convention 2001 in Nagoya. This event served to mark the integration of TMC's Industrial Equipment Sales Division into Toyota Industries, and the establishment of TOYOTA Material Handling Company. The convention was also a highly successful "getting-to-know-you" session for the approximately 1,000 guests, who included representatives of Toyota Industries' distributors and dealerships from a total of 52 countries. TOYOTA Material Handling Company presented its global strategic vision under the convention slogan "Lead the Way."


TOYOTA
Product demonstration at Toyota Industrial Equipment World Convention 2001

Environmental Report 2001

We have published an annual environmental report since 1999, drawn up with reference to guidelines established by the Ministry of the Environment. The report explains our company-wide environmental protection activities by division, our subsidiary and affiliate. In our 2001 edition we detail the results of our Second Environmental Action Plan. We also explain how we have been promoting "green" procurement, developing environment-friendly products through the implementation of LCA (Life Cycle Assessment) systems and reducing emissions of PRTR (Pollutant Release and Transfer Register) substances. We also outline our activities to clean contaminated soil and underground water, and to improve the eco-efficiency of our supply chain. Other topics covered include recycling, zero emission campaigns and the development of a compact, lightweight external signal-controlled compressor with variable displacement, which offers excellent energy efficiency.


Environmental Report 2001

Note: As this report is published in December 2001, some of the topics included refer to events in the second half of fiscal 2002.

NEW PRODUCTS

Manufacture of RAV4 and bB Open Deck

In April 2001, we began production of TMC's RAV4, a compact SUV. Our output is exported to North America and Europe. In June 2001, we began production of TMC's bB Open Deck, a compact car whose design and materials facilitate recycling and energy-saving at every stage, from production through to scrapping. We designed the bB Open Deck prototype, which was displayed by TMC on its stand at the Tokyo Motor Show 1999. The feedback from show visitors, especially the young, was highly favorable, and TMC requested that we move to the production stage. With such distinctive features as a rear open deck, the bB Open Deck will appeal to those who favor an outdoor, active lifestyle. It is available in Japan only.



Roll-off ceremony of the RAV4 and bB Open Deck

Rail-Less Partner Rack

In July 2000, we launched the Mobile Rack. In June 2001, we launched a "rail-less" model in Japan. The Rail-Less Partner Rack utilizes electromagnetic guidance technology, rather than rails, to move shelves around warehouse facilities. Existing warehouses can be easily equipped with the Rail-Less Partner Rack as the installation work required is minimal.



Rail-Less Partner Rack

Full Model Change for High-Pick Lift

In October 2001, TOYOTA Material Handling Company launched a new version of its High-Pick Lift, an electric order picking truck for loads of 0.5 to 1.5 tons. The new model enhances TOYOTA Material Handling Company's lineup, allowing the division to provide material handling solutions better able to meet the diverse needs of customers. The High-Pick Lift is available in Japan only.



High-Pick Lift 7FBPR10 (Fork-Forward Type)

EXHIBITIONS

Advanced, Environment-Friendly Technology at Tokyo Motor Show 2001

We displayed a selection of our advanced auto technologies at the 35th Tokyo Motor Show, held from October 27 to November 7, 2001 at the Makuhari Messe, Chiba, on the outskirts of Tokyo. Our show theme was "Toyota Industries Corporation supports your motoring life." We stressed that in our manufacturing processes and our final products we emphasize environment-friendliness, utilization of advanced IT and safety in all its aspects.

We showcased compact, lightweight, high-quality car air-conditioning compressors that improve fuel efficiency by placing minimum burden on the car engine. We also displayed a 1.5kW DC-AC inverter for the Estima Hybrid that increases the recreational- and business-use features of a hybrid vehicle. The inverter changes direct current (DC) from the special battery for hybrid vehicles to alternating current (AC), allowing a wider range of high-consumption electrical appliances to be used in the vehicle. We also exhibited our Parking Assist System ("PAS") which guides the driver when parking his/her car, and several electronic devices, including a tuner module for ultra-compact AM/FM and digital radios, developed in association with Niigata Seimitsu Co., Ltd.


TOYOTA
Automobile
Compressor
Electronics

Toyota Industries booth at the Tokyo Motor Show

Cutting-Edge Technologies Showcased at 7th Osaka International Textile Machinery Show


TOYOTA

Toyota Industries spinning machinery booth at OTEMAS

We made the most of the opportunity to display our state-of-the-art technologies at the 7th Osaka International Textile Machinery Show ("OTEMAS"), held October 8 to 13, 2001 at Intex Osaka. On our spinning machinery booth we showed two high-speed ring spinning frames (the RX i-CONCEPT with an individual motor-drive system and the RX240 NEW), a roving frame, drawing frame and combing machine. On our weaving machinery booth we showed the JAT610 NEW and the JAT610 air-jet looms and the LW600 series water-jet looms. We also demonstrated our Internet TTCS (Toyota Total Computer System), an Internet-based mill-wide production control system. Both booths proved highly popular among visitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2001. It includes forward-looking statements concerning the expected future performance of Toyota Industries Corporation. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

Net Sales

For the six months ended September 30, 2001 (the "term"), consolidated net sales of Toyota Industries Corporation and its consolidated subsidiaries ("Toyota Industries") totaled ¥479.0 billion, an increase of ¥134.7 billion (39.1%) over the six months ended September 30, 2000 (the "previous term"). This increase was due mainly to the consolidation of the accounts of BT Industries AB ("BT Industries") and the integration of the Industrial Equipment Sales Division of Toyota Motor Corporation ("TMC") into Toyota Industries' Materials Handling Equipment operations. During the term, TMC started charging Toyota Industries' Vehicle Business for engines and other parts which had previously been supplied free of charge, and Toyota Industries increased its prices for vehicles to TMC. Below are Toyota Industries' sales for the term by geographic segment, before elimination of intersegment transactions.

■ Japan

Sales totaled ¥353.8 billion, an increase of ¥52.9 billion (17.6%) over the previous term. This was due mainly to increased sales by the Automobile and Materials Handling Equipment Segments.

■ North America

Sales totaled ¥95.3 billion, an increase of ¥48.0 billion (101.5%) over the previous term. This was due mainly to the consolidation of BT Industries and the integration of TMC's Industrial Equipment Sales Division.

■ Europe

Sales totaled ¥60.6 billion, an increase of ¥51.7 billion (583.1%) over the previous term. This reflects the consolidation of BT Industries and TMC's Industrial Equipment Sales Division, and increased sales of car air-conditioning compressors.

■ Others

Sales totaled ¥1.9 billion, an increase of ¥0.8 billion (77.2%) over the previous term. The increase reflects the consolidation of BT Industries.

** Please refer to "To Our Shareholders" for results by business segment.*

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥402.6 billion, an increase of ¥99.8 billion (32.9%) over the previous term. This increase was due mainly to the consolidation of BT Industries and TMC's Industrial Equipment Sales Division. TMC's charging the Automobile Segment for parts which had previously been supplied free of charge accounted for ¥29.7 billion.

Selling, general and administrative expenses totaled ¥51.9 billion, an increase of ¥32.0 billion (161.0%) over the previous term. Selling expenses of the Materials Handling Equipment Segment increased as a result of the consolidation of BT Industries and TMC's Industrial Equipment Sales Division.

Non-Operating Income and Expenses

Interest and dividend income was ¥8.5 billion, an increase of ¥4.4 billion (107.2%) over the previous term. This increase was largely the result of ¥3.9 billion in interest income arising from the consolidation of BT Industries.

Interest expenses were ¥5.5 billion, an increase of ¥4.0 billion (277.7%) over the previous term. This increase was due mainly to interest payment of ¥3.6 billion arising from the consolidation of BT Industries.

Other non-operating income was ¥3.4 billion and other non-operating expenses were ¥4.1 billion. Other non-operating net loss decreased ¥3.2 billion, reflecting mainly an increase of ¥1.9 billion in equity in earnings of affiliates.

Extraordinary Gains and Losses

Extraordinary gains decreased ¥15.1 billion from the previous term. This was because there was an extraordinary gain of ¥15.1 billion in the previous term due to a contribution of certain investment securities held by the then Toyoda Automatic Loom Works, Ltd. to an employee retirement benefit trust.

Extraordinary losses decreased ¥21.4 billion from the previous term. This was due to the effect in the previous term of a change in the accounting standards for retirement benefits in an accrued amount of ¥19.1 billion and the provision of ¥2.3 billion in retirement and severance benefits for directors and corporate auditors.

Income Taxes

Net of current and deferred income taxes, income taxes for the term totaled ¥10.8 billion, an increase of ¥5.3 billion (97.2%) over the previous term. The effective income tax rate increased from 39.6% to 40.5%.

Minority interest in consolidated subsidiaries increased by ¥0.4 billion to ¥0.7 billion, reflecting the increase in net income of consolidated subsidiaries.

Net Income

Net income for the term was ¥15.1 billion, an increase of ¥7.2 billion (90.3%) over the previous term. Net income per share (EPS) was ¥48.35, compared with ¥28.07 for the previous term, and diluted net income per share was ¥43.55, compared with ¥25.29 for the previous term.

Financial Position

Total assets at the end of the term stood at ¥1,613.3 billion, a decrease of ¥256.3 billion (13.7%) from the prior fiscal year ended March 31, 2001 (the "prior year"). This was due largely to a decrease of ¥299.2 billion in investments in securities.

Current assets were ¥301.2 billion, a decrease of ¥0.1 billion from the prior year. Increases in trade notes and accounts receivable, up ¥10.1 billion, and in inventories, up ¥14.3 billion, related to the consolidation of TMC's Industrial Equipment Sales Division, were offset by decreases in cash and cash equivalents, down ¥17.0 billion, and in short-term investments, down ¥9.1 billion.

Net property, plant and equipment was ¥323.9 billion, an increase of ¥29.2 billion (9.9%) over the prior year. This increase was due to an expansion of car air-conditioning compressor production facilities and the consolidation of TMC's Industrial Equipment Sales Division.

Investments and other assets stood at ¥900.1 billion, a decrease of ¥285.5 billion (24.1%) from the prior year. This reflected a decrease in investments in securities in an amount of ¥299.2 billion. However, this does not affect the statements of income significantly, as most of the decrease will be adjusted for in net unrealized gains on other securities.

Current liabilities stood at ¥234.8 billion, an increase of ¥21.2 billion (9.9%) over the prior year. This was due mainly to an increase in short-term bank loans of ¥15.5 billion that accompanied the consolidation of TMC's Industrial Equipment Sales Division, and an increase in accrued expenses of ¥4.9 billion.

Long-term liabilities were ¥577.2 billion, a decrease of ¥109.4 billion (15.9%) from the prior year. Deferred tax liabilities decreased ¥125.0 billion as a result of the decrease in the market value of investment securities.

Shareholders' equity stood at ¥784.5 billion, a decrease of ¥166.8 billion (17.5%) from the prior year. Net unrealized gains on other securities decreased ¥177.6 billion, outweighing an increase in retained earnings of ¥12.1 billion. The ratio of shareholders' equity to total assets decreased from 50.9% to 48.6%.

Cash Flows

Net cash provided by operating activities was ¥31.6 billion, a decrease of ¥4.5 billion (12.6%) from the previous term. Increases in income before income taxes and depreciation and amortization were offset by a decrease in payables and an increase in income taxes paid.

Net cash used in investing activities was ¥57.3 billion, a decrease of ¥40.1 billion (41.1%) from the previous term. This was because the figure for the previous term included an amount for the acquisition of BT Industries, while TMC's Industrial Equipment Sales Division was acquired during the term.

Net cash provided by financing activities was ¥8.6 billion, a decrease of ¥48.1 billion (84.8%) from the previous term. This was because the previous term's figure included proceeds from issuance of commercial paper in an amount of ¥80.0 billion, redemption of commercial paper in an amount of ¥60.0 billion and ¥39.8 billion from issuance of bonds. During the term, Toyota Industries purchased treasury stock in an amount of ¥1.4 billion for its stock option plan.

Cash and cash equivalents at the end of the term stood at ¥78.3 billion, a decrease of ¥17.0 billion (17.9%) from the end of the prior year.

Dividend Policy

Toyota Industries Corporation's dividend policy is based on the underlying goals of strengthening competitiveness, augmenting corporate value and maintaining stable dividends. Toyota Industries Corporation gives full consideration to business performance, its dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders. Toyota Industries Corporation views retained earnings as an important resource for securing future profits for its shareholders, and it intends to strategically invest portions of those earnings in research and development and future growth, and to aggressively pursue business expansion and strengthen its corporate constitution.

On November 7, 2001, the Board of Directors of Toyota Industries Corporation voted to distribute an interim cash dividend of ¥9.0 per share to shareholders of record as of September 30, 2001. The interim cash dividend was payable on November 26, 2001.

Change in Share Trading Unit

To broaden the range of investors in Toyota Industries Corporation's stock and to promote the trading of its shares, effective August 1, 2001, Toyota Industries Corporation lowered the minimum trading unit of its shares from 1,000 to 100. This change was made in accordance with a partial revision of Toyota Industries Corporation's Articles of Incorporation approved at the Ordinary General Meeting of Shareholders held on June 28, 2001. Toyota Industries Corporation's shares listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange have been traded in units of 100 shares.

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2001, and September 30, 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2001**	2001	2000	**2001**
Current assets:				
Cash and cash equivalents (Note 2(3))	**¥ 78,258**	¥ 95,297	¥ 72,656	**$ 655,427**
Trade notes and accounts receivable	**107,561**	97,455	87,195	**900,846**
Short-term investments (Notes 2(4) and 7)	**13,543**	22,625	4,357	**113,425**
Inventories (Note 2(5))	**67,042**	52,763	47,176	**561,491**
Deferred tax assets	**8,885**	8,686	7,133	**74,414**
Other current assets	**27,515**	25,684	24,180	**230,444**
Less—allowance for doubtful accounts (Note 2(8))	**(1,595)**	(1,159)	(1,005)	**(13,359)**
Total current assets	**301,209**	301,351	241,692	**2,522,688**
Fixed assets:				
Property, plant and equipment (Note 2(6)):				
Buildings and structures	**96,958**	88,858	87,270	**812,044**
Machinery, equipment and vehicles	**145,461**	135,406	130,218	**1,218,266**
Tools, furniture and fixtures	**15,374**	14,550	14,859	**128,761**
Land	**46,311**	42,103	37,412	**387,864**
Construction in progress	**19,832**	13,826	11,448	**166,097**
Total property, plant and equipment	**323,936**	294,743	281,207	**2,713,032**
Intangible assets (Note 2(7)):				
Software	**2,850**	1,580	1,444	**23,870**
Goodwill	**85,193**	86,407	81,736	**713,509**
Total intangible assets	**88,043**	87,987	83,180	**737,379**
Investments and other assets:				
Investments in securities (Notes 2(4) and 7)	**845,972**	1,145,176	1,140,955	**7,085,193**
Long-term loans	**10,901**	8,106	6,895	**91,298**
Long-term prepaid expenses	**9,774**	5,354	2,652	**81,859**
Deferred tax assets	**2,310**	1,374	1,182	**19,347**
Other investments and other assets	**31,259**	25,663	24,204	**261,801**
Less—allowance for doubtful accounts (Note 2(8))	**(108)**	(112)	(85)	**(905)**
Total investments and other assets	**900,108**	1,185,561	1,175,803	**7,538,593**
Total fixed assets	**1,312,087**	1,568,291	1,540,190	**10,989,004**
Total assets	**¥1,613,296**	¥1,869,642	¥1,781,882	**$13,511,692**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen September 30 2001	March 31 2001	September 30 2000	Thousands of U.S. dollars (Note 1) September 30 2001
Current liabilities:				
Trade notes and accounts payable	¥ 103,811	¥ 103,444	¥ 92,934	$ 869,439
Short-term bank loans	38,725	23,193	14,988	324,330
Commercial paper	–	–	20,000	–
Other payables	19,629	17,114	16,350	164,397
Accrued expenses	37,104	32,220	30,839	310,754
Accrued income taxes	10,891	12,364	9,339	91,214
Deposits received from employees	18,374	18,030	17,921	153,886
Other current liabilities	6,250	7,235	7,540	52,345
Total current liabilities	234,784	213,600	209,911	1,966,365
Long-term liabilities:				
Long-term debt	278,677	268,495	266,233	2,333,978
Deferred tax liabilities	262,548	387,548	387,493	2,198,895
Allowance for retirement benefits	27,683	25,534	23,156	231,851
Other long-term liabilities	8,312	5,041	4,023	69,615
Total long-term liabilities	577,220	686,618	680,905	4,834,339
Total liabilities	812,004	900,218	890,816	6,800,704
Minority interest in consolidated subsidiaries	16,770	18,126	17,717	140,452
Shareholders' equity:				
Common stock, par value ¥50:				
Authorized — 1,091,245,000 shares				
Issued — 313,299,249 shares as of September 30, 2001	68,022	–	–	569,699
313,296,225 shares as of March 31, 2001	–	68,019	–	–
283,296,225 shares as of September 30, 2000	–	–	40,178	–
Capital surplus	88,516	88,513	60,673	741,340
Retained earnings	245,418	233,368	220,949	2,055,427
Net unrealized gains on other securities (Note 2(4) and 7)	381,074	558,673	558,226	3,191,575
Foreign currency translation adjustments (Note 3(4))	2,773	2,746	(6,655)	23,224
Treasury stock at cost	(1,281)	(21)	(22)	(10,729)
Total shareholders' equity	784,522	951,298	873,349	6,570,536
Total liabilities and shareholders' equity	¥1,613,296	¥1,869,642	¥1,781,882	$13,511,692

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2001	2000	2001
Net sales	¥478,965	¥344,230	$4,011,432
Cost of sales	402,612	302,841	3,371,960
Gross profit	76,353	41,389	639,472
Selling, general and administrative expenses	51,943	19,904	435,033
Operating income	24,410	21,485	204,439
Non-operating income:			
Interest income	4,370	404	36,600
Dividends income	4,086	3,678	34,221
Other non-operating income	3,362	1,408	28,157
Non-operating expenses:			
Interest expenses	5,488	1,453	45,963
Other non-operating expenses	4,100	5,399	34,338
Ordinary income	26,640	20,123	223,116
Extraordinary gains:			
Gain on securities contribution to employee retirement benefit trust (Note 3(2))	–	15,080	–
Extraordinary losses:			
Cumulative effect of change in accounting standards for retirement benefits (Note 3(2))	–	19,057	–
Provision for retirement and severance benefits for directors and corporate auditors (Note 3(1))	–	2,329	–
Income before income taxes	26,640	13,817	223,116
Income taxes — current	12,144	9,621	101,709
Income taxes — deferred	(1,352)	(4,149)	(11,323)
Minority interest in consolidated subsidiaries	713	393	5,971
Net Income	¥ 15,135	¥ 7,952	$ 126,759

	Yen		U.S. dollars
Net income per share — basic	¥48.35	¥28.07	$0.40
Net income per share — diluted	43.55	25.29	0.36
Cash dividends per share	9.00	8.00	0.08

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the six months ended September 30, 2001 and 2000

		Millions of yen					
	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock at cost
Balance at March 31, 2000	283,296	¥ 40,178	¥ 60,673	¥ 215,463	¥ –	¥ –	¥ (21)
Net income	–	–	–	7,952	–	–	–
Cash dividends	–	–	–	(2,266)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(200)	–	–	–
Adoption of the accounting standards for financial instruments	–	–	–	–	558,226	–	–
Adoption of the amended accounting standards for foreign currency transactions	–	–	–	–	–	(6,655)	–
Other	–	–	–	–	–	–	(1)
Balance at September 30, 2000	283,296	40,178	60,673	220,949	558,226	(6,655)	(22)
Balance at March 31, 2001	313,296	68,019	88,513	233,368	558,673	2,746	(21)
Net income	–	–	–	**15,135**	–	–	–
Cash dividends	–	–	–	**(2,820)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(265)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**(177,599)**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**27**	–
Conversions of convertible bonds	**3**	**3**	**3**	–	–	–	–
Other	–	–	–	–	–	–	**(1,260)**
Balance at September 30, 2001	**313,299**	**¥ 68,022**	**¥ 88,516**	**¥ 245,418**	**¥ 381,074**	**¥ 2,773**	**¥ (1,281)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock at cost
Balance at March 31, 2001	$569,673	$741,314	$1,954,505	$4,679,004	$22,998	$ (176)
Net income	–	–	**126,759**	–	–	–
Cash dividends	–	–	**(23,618)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(2,219)**	–	–	–
Net unrealized gains on other securities	–	–	–	**(1,487,429)**	–	–
Foreign currency translation adjustments	–	–	–	–	**226**	–
Conversions of convertible bonds	**26**	**26**	–	–	–	–
Other	–	–	–	–	–	**(10,553)**
Balance at September 30, 2001	**$569,699**	**$741,340**	**$2,055,427**	**$3,191,575**	**$23,224**	**$(10,729)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2001	2000	**2001**
Cash flows from operating activities:			
Income before income taxes	**¥ 26,640**	¥ 13,817	**$ 223,116**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**25,918**	19,690	**217,069**
Increase (decrease) in allowance for doubtful accounts	**28**	(34)	**234**
Interest and dividends income	**(8,456)**	(4,082)	**(70,821)**
Interest expenses	**5,488**	1,453	**45,963**
Equity in net (earnings) loss of affiliates	**(544)**	1,394	**(4,556)**
Decrease in receivables	**5,335**	2,749	**44,682**
Increase in inventories	**(1,067)**	(501)	**(8,936)**
Decrease in payables	**(9,983)**	(40)	**(83,610)**
Others, net	**131**	8,595	**1,097**
Subtotal	**43,490**	43,041	**364,238**
Interest and dividends income received	**8,475**	4,097	**70,980**
Interest expenses paid	**(5,745)**	(1,453)	**(48,116)**
Income taxes paid	**(14,665)**	(9,593)	**(122,822)**
Net cash provided by operating activities	**31,555**	36,092	**264,280**
Cash flows from investing activities:			
Payments for purchases of marketable securities	**(1,008)**	(1,004)	**(8,442)**
Proceeds from sales of marketable securities	**2,000**	2,683	**16,750**
Payments for purchases of property, plant and equipment	**(35,464)**	(17,057)	**(297,018)**
Proceeds from sales of property, plant and equipment	**429**	382	**3,593**
Payments for purchases of investment securities	**(3,904)**	(5,232)	**(32,697)**
Proceeds from sales of investment securities	**72**	1,099	**603**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**(674)**	(86,137)	**(5,645)**
Payments for loans made	**(1,506)**	(1,690)	**(12,613)**
Proceeds from collections of loans	**1,528**	9,357	**12,797**
Payments for acquisition of business	**(23,685)**	–	**(198,367)**
Others, net	**4,884**	188	**40,905**
Net cash used in investing activities	**(57,328)**	(97,411)	**(480,134)**
Cash flows from financing activities:			
Increase (decrease) in short-term bank loans	**7,137**	(131)	**59,774**
Proceeds from issuance of commercial paper	**–**	80,000	**–**
Redemption of commercial paper	**–**	(60,000)	**–**
Proceeds from long-term bank loans	**7,060**	826	**59,129**
Repayments of long-term bank loans	**(1,282)**	(1,175)	**(10,737)**
Proceeds from issuance of bonds	**–**	39,797	**–**
Payment for repurchase of treasury stocks	**(1,382)**	–	**(11,575)**
Cash dividends paid	**(2,820)**	(2,267)	**(23,618)**
Cash dividends paid for minority shareholders	**(319)**	(414)	**(2,671)**
Others, net	**187**	(3)	**1,566**
Net cash provided by financing activities	**8,581**	56,633	**71,868**
Translation adjustments of cash and cash equivalents	**153**	10	**1,281**
Net decrease in cash and cash equivalents	**(17,039)**	(4,676)	**(142,705)**
Cash and cash equivalents at beginning of period	**95,297**	77,332	**798,132**
Cash and cash equivalents at end of period	**¥ 78,258**	¥ 72,656	**$ 655,427**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting interim consolidated financial statements

On June 28, 2001, the General Meeting of Shareholders of Toyoda Automatic Loom Works, Ltd. approved to change the Company's name effective August 1, 2001 to Toyota Industries Corporation. The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyoda Automatic Loom Works, Ltd. under the new corporate name of Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The interim consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥119.40 = US$1, the approximate rate of exchange prevailing at September 28, 2001, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 109 subsidiaries (26 domestic subsidiaries and 83 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2001 and 91 subsidiaries (23 domestic subsidiaries and 68 overseas subsidiaries) as of September 30, 2000. The unconsolidated subsidiaries are excluded from consolidation because such subsidiaries would have no material effect on the consolidated financial statements of Toyota Industries, or Toyota Industries' owning a majority of such subsidiaries' shares would be temporary.

For the six-month period ended September 30, 2001, 12 subsidiaries were newly added to the scope of consolidation and three BT Industries group companies have been excluded from the scope of consolidation. Since five subsidiaries out of 12 subsidiaries were deemed as being acquired by the Company as of the interim period end, they were consolidated only in the balance sheets. Two unconsolidated subsidiaries are excluded from the scope of consolidation because majority ownership of those two subsidiaries is temporary.

For the six-month period ended September 30, 2000, 62 subsidiaries, including 59 BT Industries group companies, were newly added to the scope of consolidation. Since 60 subsidiaries out of 62 subsidiaries were deemed as being acquired by the Company as of the interim period end, they were consolidated only in the balance sheets. Two unconsolidated subsidiaries are excluded from the scope of consolidation because majority ownership of those two subsidiaries is temporary.

The interim period of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits among Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in two unconsolidated subsidiaries and 17 affiliates as of September 30, 2001 and investments in two unconsolidated subsidiaries and 12 affiliates as of September 30, 2000 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(4) Marketable securities and investments in securities

Toyota Industries classifies securities into four categories by purpose of holding: Trading securities, held-to-maturity securities, other securities, and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities nor held-to-maturity securities as of September 30, 2001 and 2000, respectively. Other securities with fair values are stated at fair value based on market prices at the end of the interim period. Unrealized gains and losses are included in net unrealized gains on other securities as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving average method. Other securities without fair values are stated at cost, as determined by the moving average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2) above).

(5) Inventories

Inventories are stated mainly at cost determined by the moving average method.

(6) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method, under which useful lives and residual values are as prescribed in Japanese Tax Law. Accumulated depreciation as of September 30, 2001 and 2000 was ¥434,792 million ($3,641,474 thousand) and ¥391,499 million, respectively.

(7) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

(8) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(9) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(10) Allowance for retirement benefits

Toyota Industries accrues amount which is considered to be incurred in the period based on the estimated benefit obligations and estimated pension assets at the end of period.

To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(11) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by the method similar to that applicable to ordinary operating leases.

(12) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying interim consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses are not included in the related amount.

(13) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:	Derivative instruments (interest rate swaps and foreign currency forwards)
Hedged items:	Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (monetary assets and liabilities, marketable securities and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule. Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) The method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(14) Goodwill

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred. Goodwill incurred before April 1, 2000 has been amortized over five years on a straight-line basis.

(15) Appropriation of retained earnings

In the accompanying interim consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to the income for the period.

3. Additional information

There is no additional information for the six months ended September 30, 2001.

For the six months ended September 30, 2000

(1) Allowance for retirement and severance benefits for directors and corporate auditors

The Company's retirement and severance benefits for directors and corporate auditors was previously recorded as expenses at the time they were awarded. However, in order to make period earnings more appropriate, from the period ended September 30, 2000, these expenses are accrued based on the directors' retirement benefit rule. Compared to the previous method, operating income and ordinary income decreased by ¥78 million and income before income taxes decreased by ¥2,407 million.

(2) Accounting for retirement benefits

Effective for the period ended September 30, 2000, the new accounting standards for retirement benefits have been applied. As a result, operating income and ordinary income decreased by ¥453 million. Also, the cumulative effect of a change in accounting standards for retirement benefits of ¥19,057 million was charged to income and recorded as an extraordinary loss, and gain on securities contribution to employee retirement benefit trust of ¥15,080 million was charged to income and recorded as an extraordinary gain. Allowance for retirement and severance benefits and unamortized prior service cost are included in allowance for retirement benefits.

(3) Accounting for financial instruments

Effective for the period ended September 30, 2000, the new accounting standards for financial instruments have been applied. As a result, ordinary income and income before income taxes increased by ¥173 million. At the beginning of the period ended September 30, 2000, Toyota Industries reviewed the holding purposes of the securities it owns. As a result, marketable securities expiring within one year were classified under current assets as marketable securities and the others were classified as investment in securities. As a result, marketable securities decreased by ¥394 million and investments in securities increased by the same amount.

(4) Accounting for foreign currency transactions

Effective for the period ended September 30, 2000, the amended accounting standards for foreign currency transactions have been applied. Neither profits nor losses resulted from this change. Effective for the period ended September 30, 2000, foreign currency translation adjustments, which had been listed under assets in the consolidated balance sheets as of March 31, 2000 have been moved to shareholders' equity and included in minority interest in consolidated subsidiaries and foreign currency translation adjustments due to the amendment of Japanese Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

4. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2001 and 2000 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Investments in securities	**¥17,467**	¥26,249	**$146,290**
Property, plant and equipment (other)	**9,727**	7,348	**81,465**
Machinery, equipment and vehicles	**–**	631	**–**
Trade notes and accounts receivable	**200**	–	**1,675**
Other	**29**	–	**243**
Total	**¥27,423**	¥34,228	**$229,673**

(2) Secured liabilities as of September 30, 2001 and 2000 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Other current liabilities	**¥17,984**	¥17,573	**$150,620**
Short-term bank loans	**11,859**	9,167	**99,322**
Long-term debt	**3,273**	3,021	**27,412**
Bonds	**300**	300	**2,512**
Total	**¥33,416**	¥30,061	**$279,866**

5. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2001 and 2000 as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Guarantees given by the Company	¥ 283	¥ 335	$ 2,370
Guarantees given by consolidated subsidiaries	2,869	–	24,028
Guarantee forwards given by the Company	3,251	2,846	27,228
Guarantee forwards given by consolidated subsidiaries	–	934	–
Acts similar to guarantees given by consolidated subsidiaries	14,522	13,085	121,625

Guarantees given by consolidated subsidiaries as of September 30, 2001 amount to 250,538 thousand Swedish krona, guarantee forwards given by consolidated subsidiaries as of September 30, 2000 amount to 78,266 thousand Swedish krona and acts similar to guarantees given by consolidated subsidiaries as of September 30, 2001 and 2000 amount to 1,268,283 thousand Swedish krona and 1,096,786 thousand Swedish krona, respectively.

6. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost, accumulated depreciation under finance leases as of September 30, 2001 and 2000 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Machinery and equipment:			
Acquisition cost equivalents	¥1,635	¥2,439	$13,694
Accumulated depreciation equivalents	777	762	6,508
Machinery and equipment interim period end balance equivalents	858	1,677	7,186
Tools, furniture and fixtures:			
Acquisition cost equivalents	4,922	5,223	41,223
Accumulated depreciation equivalents	2,222	2,978	18,610
Tools, furniture and fixtures interim period end balance equivalents	2,700	2,245	22,613
Total net leased properties	¥3,558	¥3,922	$29,799

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment, etc., at interim period end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2001 and 2000 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Due within 1 year	¥1,399	¥1,353	$11,717
Due after 1 year	2,159	2,569	18,082
Total	¥3,558	¥3,922	$29,799

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2001 and 2000 are as follows:

	Millions of yen	Thousands of U.S. dollars
2001	¥772	$6,466
2000	874	–

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2001 and 2000, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding the leased properties such as acquisition cost, accumulated depreciation under finance leases as of September 30, 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
Machinery and equipment:		
Acquisition cost	¥7,333	$61,415
Accumulated depreciation	4,061	34,011
Total net leased properties	¥3,272	$27,404

(b) Pro forma information regarding future minimum lease payments as of September 30, 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
Due within 1 year	¥1,893	$15,854
Due after 1 year	2,681	22,454
Total	¥4,574	$38,308

Future minimum lease payments under finance leases include the imputed interest income portion.

(c) Total lease payments for the six-month period ended September 30, 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
2001	¥1,210	$10,134

(d) Depreciation for the six-month period ended September 30, 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
2001	¥709	$5,938

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2001 and 2000 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Due within 1 year	¥1,803	¥785	$15,100
Due after 1 year	4,973	1,284	41,650
Total	¥6,776	¥2,069	$56,750

(4) Operating leases (as a lessor)

Pro forma future minimum rentals under operating leases as of September 30, 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
Due within 1 year	¥ 3,114	$26,080
Due after 1 year	7,017	58,769
Total	¥10,131	$84,849

7. Marketable securities

(1) As of September 30, 2001

(a) Other securities with fair value

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥171,235	¥819,825	¥648,590
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	13,211	13,225	14
Other bonds	3	3	–
Other	120	120	–
Total	¥184,569	¥833,173	¥648,604

	Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference
Stocks	$1,434,129	$6,866,206	$5,432,077
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	110,645	110,762	117
Other bonds	25	25	–
Other	1,005	1,005	–
Total	$1,545,804	$6,977,998	$5,432,194

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) not practicable to fair value as of September 30, 2001, are as follows:

	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	–	–
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	¥12,978	$108,693
Money management fund	5,924	49,615
Foreign unlisted bonds	406	3,400

(2) As of September 30, 2000

(a) Other securities with fair value

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥165,252	¥1,114,681	¥949,429
Bonds			
Government and municipal bonds, etc.	–	–	–
Corporate bonds	9,096	9,063	(33)
Other bonds	3	3	–
Other	121	121	–
Total	¥174,472	¥1,123,868	¥949,396

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) not practicable to fair value as of September 30, 2000, are as follows:

	Millions of yen
Held-to-maturity securities	–
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	¥13,004
Bond used in repurchase agreements	7,986
Commercial paper used in repurchase agreements	3,000
Money management fund	942
Foreign unlisted bonds	310

8. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

9. Segment information

(a) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2001	2000	2001
Sales:			
Automobile			
Outside customer sales	¥266,143	¥228,789	$2,229,004
Intersegment transactions	6,637	1,912	55,586
	272,780	230,701	2,284,590
Materials Handling Equipment			
Outside customer sales	180,526	82,273	1,511,943
Intersegment transactions	27	–	226
	180,553	82,273	1,512,169
Textile Machinery			
Outside customer sales	16,195	14,399	135,636
Intersegment transactions	223	–	1,868
	16,418	14,399	137,504
Others			
Outside customer sales	16,101	18,769	134,849
Intersegment transactions	6,586	2,104	55,159
	22,687	20,873	190,008
Subtotal	492,438	348,246	4,124,271
Elimination of intersegment transactions	(13,473)	(4,016)	(112,839)
Total	¥478,965	¥344,230	$4,011,432
Operating costs and expenses:			
Automobile	¥259,236	¥216,678	$2,171,156
Materials Handling Equipment	172,546	76,270	1,445,109
Textile Machinery	16,217	14,665	135,821
Others	19,847	18,992	166,222
Elimination of intersegment transactions	(13,291)	(3,860)	(111,315)
Total	¥454,555	¥322,745	$3,806,993
Operating income (loss):			
Automobile	¥ 13,544	¥ 14,023	$ 113,434
Materials Handling Equipment	8,007	6,003	67,060
Textile Machinery	201	(266)	1,683
Others	2,840	1,881	23,786
Elimination of intersegment transactions	(182)	(156)	(1,524)
Total	¥ 24,410	¥ 21,485	$ 204,439

(b) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2001	2000	**2001**
Sales:			
Japan			
Outside customer sales	**¥324,118**	¥287,313	**$2,714,556**
Intersegment transactions	**29,723**	13,624	**248,936**
	353,841	300,937	**2,963,492**
North America			
Outside customer sales	**94,547**	47,260	**791,851**
Intersegment transactions	**704**	–	**5,896**
	95,251	47,260	**797,747**
Europe			
Outside customer sales	**58,506**	8,875	**490,000**
Intersegment transactions	**2,118**	–	**17,739**
	60,624	8,875	**507,739**
Others			
Outside customer sales	**1,794**	782	**15,025**
Intersegment transactions	**98**	286	**821**
	1,892	1,068	**15,846**
Subtotal	**511,608**	358,140	**4,284,824**
Elimination of intersegment transactions	**(32,643)**	(13,910)	**(273,392)**
Total	**¥478,965**	¥344,230	**$4,011,432**
Operating costs and expenses:			
Japan	**¥332,783**	¥281,684	**$2,787,127**
North America	**92,932**	45,127	**778,325**
Europe	**59,450**	8,570	**497,906**
Others	**1,951**	1,043	**16,340**
Elimination of intersegment transactions	**(32,561)**	(13,679)	**(272,705)**
Total	**¥454,555**	¥322,745	**$3,806,993**
Operating income (loss):			
Japan	**¥ 21,058**	¥ 19,253	**$ 176,365**
North America	**2,319**	2,133	**19,422**
Europe	**1,174**	305	**9,833**
Others	**(59)**	25	**(494)**
Elimination of intersegment transactions	**(82)**	(231)	**(687)**
Total	**¥ 24,410**	¥ 21,485	**$ 204,439**

Main Products of Each Segment

Automobile	Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials Handling Equipment	Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles
Textile Machinery	Ring spinning frames, air-jet looms, water-jet looms
Others	Ball grid array plastic package substrates for IC chipsets, casting machines

Significant Countries Belonging to Each Segment

North America	U.S.A., Canada
Europe	Sweden, France, Germany
Other	India, China

Report of Independent Accountants

ChuoAoyama Audit Corporation

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan
Telephone 81-52-551-3001
Facsimile 81-52-551-3005

December 21, 2001

To the Board of Directors of
Toyota Industries Corporation
(formerly, Toyoda Automatic Loom Works, Ltd., see Note 1)

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd., see Note 1) and its consolidated subsidiaries as of September 30, 2001 and 2000, and the consolidated statements of income, shareholders' equity and cash flows for the six-month periods ended September 30, 2001 and 2000, expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the six-month periods ended September 30, 2001 and 2000 in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As described in Note 3, effective for the six-month period ended September 30, 2000, Toyota Industries Corporation has changed its method of allowance for retirement and severance benefits for directors and corporate auditors.

As described in Note 3, effective for the six-month period ended September 30, 2000, Toyota Industries Corporation and its domestic consolidated subsidiaries have adopted new Japanese accounting standards for retirement benefits, financial instruments and foreign currency transactions.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Directors and Corporate Auditors

(As of September 30, 2001)

Board of Directors

Chairman

Akira Yokoi*

President

Tadashi Ishikawa*

Executive Vice Presidents

Shozo Nakayama*
Koichiro Noguchi*

Senior Managing Directors

Tetsuro Toyoda*
Morio Kawamura*
Shiro Endo*
Kazuhiko Takeuchi*

*Representative Director

Managing Directors

Norio Sato
Masazumi Konishi
Shinjiro Kamimura
Tatsuo Matsuura
Masanori Itoh
Akira Imura
Iwao Katayama

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Yoshimitsu Ogihara
Seiji Ueda
Shigetaka Yoshida
Tsuneyoshi Kajiwara
Shinichiro Matsuyama
Masafumi Kato
Yasuharu Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Tadashi Komiya

Corporate Auditors

Iwao Isomura
Hiroshi Makino

Subsidiaries and Affiliates

(As of September 30, 2001)

Consolidated Subsidiaries

Company Name	Head Office	Capital (thousands)	Equity Ownership
Japan			
TIBC Corporation	Aichi	¥3,000,000	65.0%
TOYODA-SULZER MANUFACTURING LTD.	Aichi	¥500,000	100.0
TOYOTA L&F TOKYO Co., Ltd.	Tokyo	¥350,000	90.0
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	90.0
ALTEX CO., LTD.	Shizuoka	¥200,000	75.0
Sun River Co., Ltd.	Osaka	¥150,000	81.3
IZUMI MACHINE MFG. CO., LTD.	Aichi	¥150,000	60.7
TOYOTA L&F KEIJI Co., Ltd.	Kyoto	¥140,000	65.0
TOKYU CO., LTD.	Aichi	¥135,000	63.3
MINO TOKYU CO., LTD.	Gifu	¥18,000	93.4
Toyoda High System, Incorporated	Aichi	¥100,000	90.0
Nishina Industrial Co., Ltd.	Nagano	¥100,000	50.0
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1
LOGISTEC CO., LTD.	Aichi	¥90,000	100.0
SKE Inc.	Aichi	¥78,500	100.0
SK Maintenance Inc.	Aichi	¥50,000	70.0
Iwama Loom Works, Ltd.	Aichi	¥49,920	50.0
KAWAMOTO SYSTEM CORPORATION	Aichi	¥47,000	100.0
ARTI Inc.	Aichi	¥30,000	100.0
TOYOTA L&F SHIZUOKA Co., Ltd.	Shizuoka	¥30,000	90.0
HARA CORPORATION	Gifu	¥23,193	73.2
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8
Sun Valley Inc.	Aichi	¥20,000	100.0
Sun Staff, Inc.	Aichi	¥20,000	100.0
TOKAI SYSTEM INSTITUTE CORP.	Aichi	¥10,000	100.0
Shine's Inc.	Aichi	¥10,000	100.0

Company Name	Head Office	Capital (thousands)	Equity Ownership
Outside Japan			
Toyoda International Sweden AB *1	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *1 (61 companies)	—	—	—
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0
Toyota Industries North America, Inc. *2	Schaumburg, Illinois, U.S.A.	US$27,000	100.0
Toyota Industrial Equipment Mfg., Inc. *2	Columbus, Indiana, U.S.A.	US$60,000	100.0
Toyota Material Handling USA, Inc. *2	Torrance, California, U.S.A.	US$12,500	100.0
ACTIS Manufacturing Ltd, LLC *2	Grapevine, Texas, U.S.A.	US$2,000	60.0
Toyota-Lift of Los Angeles, Inc. *2	Santa Fe Springs, California, U.S.A.	US$1,500	100.0
Toyoda Textile Machinery, Inc. *2	Charlotte, North Carolina, U.S.A.	US$1,300	100.0
TAL Personnel Service, Inc. *2	Charlotte, North Carolina, U.S.A.	US$100	100.0
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0
Kirloskar Toyoda Textile Machinery Ltd.	Bangalore, Karnataka, India	Rs816,200	85.5
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	66.0
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	DM1,400	100.0
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP10	100.0
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	FRF492	100.0
Toyota Carrelli Elevatoria Italia S.r.l.	Bologna, Italy	EUR1,250	100.0

Unconsolidated Subsidiaries Accounted for by the Equity Method

Company Name	Head Office	Capital (thousands)	Equity Ownership
Outside Japan			
BT Industries Group *1 (2 companies *3)	—	—	—

Affiliates Accounted for by the Equity Method

Company Name	Head Office	Capital (thousands)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥30,000,000	50.0%
TAIKOH TRANSPORTATION CO., LTD.	Aichi	¥83,985	46.2
Outside Japan			
BT Industries Group *1 (15 companies)	—	—	—

**1 BT Industries Group is composed of 78 subsidiaries and affiliates and is centered on the holding company BT Industries AB (headquartered in Mjölby, Sweden, capitalized at SEK560 million). Toyoda International Sweden AB held 99.3% of the outstanding shares of BT Industries AB as of September 30, 2001.*

**2 Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA Inc., ACTIS Manufacturing Ltd, LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc. and TAL Personnel Service, Inc.*

**3 BT Industries AB temporarily holds more than a 50% share of the capital of two subsidiaries.*

Note: ¥-Japanese yen; SEK-Swedish krona; US$-U.S. dollar; EUR-Euro; Rs-Indian rupee; NOK-Norwegian krone; DKK-Danish krone; DM-German mark; GBP-British pound; FRF-French franc

Investor Information

(As of September 30, 2001)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

Par value: ¥50
Authorized: 1,091,245,000 shares
Issued: 313,299,249 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya
(Ticker Code: 6201)

Number of Shareholders

12,708

Independent Accountants

ChuoAoyama Audit Corporation
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken 450-8565, Japan

Transfer Agent

The Toyo Trust and Banking Company, Limited*1
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to
100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Ownership
Toyota Motor Corporation	24.67
DENSO Corporation	7.75
Nippon Life Insurance Company	4.55
The Chuo Mitsui Trust and Banking Company, Limited	4.41
Sumitomo Mitsui Banking Corporation	4.39
The Toyo Trust and Banking Company, Limited*1	3.32
The Tokai Bank, Limited*2	2.92
Mitsui Marine and Fire Insurance Co., Ltd.	2.51
Towa Real Estate Co, Ltd.	2.46
The Sanwa Bank, Limited*2	2.08

**1 The Toyo Trust and Banking Company, Limited will be renamed UFJ Trust Bank Limited on January 15, 2002.*
**2 The Tokai Bank, Limited and The Sanwa Bank, Limited will be merged to form UFJ Bank Limited on January 15, 2002.*

Common Stock Price Range (Tokyo Stock Exchange)

	FY2002		FY2001		FY2000		FY1999		FY1998	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥2,770**	**¥2,355**	¥2,435	¥1,950	¥2,350	¥2,050	¥2,455	¥2,170	¥2,820	¥2,040
2nd quarter	**2,620**	**1,845**	2,580	1,980	2,170	1,761	2,455	2,005	2,670	2,190
3rd quarter	–	–	2,305	1,922	2,250	1,880	2,130	1,880	2,550	2,280
4th quarter	–	–	2,575	2,100	2,320	1,870	2,195	1,941	2,520	2,190

Publications

Our Corporate Brochure and Environmental Report are available in both English and Japanese upon written request to the Advertising & Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our website. (http://www.toyota-industries.com/)

Further Information

For further information, please write to the Planning Section of the Accounting & Finance Department or the Corporate Communications Section of the Advertising & Public Affairs Department at our Corporate Head Office.

TOYOTA
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
URL: http://www.toyota-industries.com/

This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

Exhibit 2

FINANCIAL SUMMARY

FY2002 Semiannual

(April 1, 2001 through September 30, 2001)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This financial summary contains forward-looking statements that are based on Toyota Industries' and its Group companies' current expectations, estimates and projections regarding plans, outlook, strategies and results for the future. All such statements are based on management's assumptions and beliefs derived from the information available to it at the time of publication of this financial summary. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date of this financial summary. Such information is subject to change, and Toyota Industries and its Group companies will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Certain risks and uncertainties could cause the actual results of Toyota Industries and its Group companies to differ materially from any forward-looking statements presented in this financial summary. These risks and uncertainties include, but are not limited to:

1) domestic and overseas economic conditions, particularly levels of consumer spending and private capital expenditure;
2) related laws and regulations;
3) currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and euro, the currencies in which Toyota Industries and its Group companies operate in their international business;
4) fluctuations in market prices of securities in which Toyota Industries and its Group companies have substantial holdings;
5) Toyota Industries' and its Group companies' ability to maintain their strength in many product development and geographical areas, through such means as new product development and introductions, in highly competitive markets characterized by continued new product introductions, rapid development in technology and fluctuation in demand, pertinent to the industry to which Toyota Industries and its Group companies belong; and
6) effect of natural disasters.

November 7, 2001

Semiannual Consolidated Financial Results for FY2002

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Contact: Kakuo Ishikawa, General Manager of Accounting and Finance Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for consolidated semiannual financial results for FY2002: November 7, 2001
US GAAP: None

1. Financial Highlights for FY2002 Semiannual (April 1 – September 30, 2001)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2002 Semiannual	**478,965**	**(39.1)**	**24,409**	**(13.6)**	**26,639**	**(32.4)**
FY2001 Semiannual	344,229	(18.2)	21,484	(83.4)	20,123	(88.3)
FY2001 Annual	767,382		47,304		44,526	

	Net income	(% change from previous year)	Net income per share - basic	Net income per share – diluted
	Million yen	%	Yen	Yen
FY2002 Semiannual	**15,135**	**(90.3)**	**48.35**	**43.55**
FY2001 Semiannual	7,952	(61.2)	28.07	25.29
FY2001 Annual	22,637		75.90	67.77

Notes: 1. Equity in net earnings (loss) of affiliates: FY2002 semiannual – 544 million yen, FY2001 semiannual – (1,394) million yen
FY2001 annual – (972) million yen

2. Average number of shares outstanding for each period
FY2002 semiannual – 313,026,498 shares , FY2001 semiannual – 283,259,661 shares , FY2001 annual – 298,259,654 shares

3. Changes in accounting policies: None

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002 Semiannual	**1,613,296**	**784,521**	**48.6**	**2,508.06**
FY2001 Semiannual	1,781,881	873,349	49.0	3,083.21
FY2001 Annual	1,869,642	951,298	50.9	3,036.77

Note: Number of shares outstanding at the end of each period
FY2002 semiannual – 312,800,014 shares, FY2001 semiannual – 283,259,676 shares, FY2001 annual – 313,260,132 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2002 Semiannual	**31,555**	**(57,327)**	**8,580**	**78,258**
FY2001 Semiannual	36,092	(97,411)	56,633	72,656
FY2001 Annual	78,412	(155,870)	94,472	95,296

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 109 companies, Unconsolidated subsidiaries accounted for under the equity method: 2 companies
Affiliates accounted for under the equity method: 17 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 12 companies, (decrease) 3 companies
Affiliate accounted for under the equity method : (No change)

2. Forecast of Consolidated Financial Results for FY2002 (April 1, 2001 - March 31, 2002)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2002 Annual	940,000	47,000	25,500

Reference: (Forecast) Net income per share– basic (annual): 81.52 yen

Overview of Associated Companies

Toyota Industries Corporation ("TOYOTA INDUSTRIES") and its associated companies (Toyota Motor Corporation ("TMC"), which has TOYOTA INDUSTRIES as an affiliate, TOYOTA INDUSTRIES ' 111 subsidiaries and 21 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers (Toyota Motor Corporation, DENSO Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales and other subsidiaries and affiliates)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Gabelstapler Deutschland GmbH
BT Industries Group (71 companies)
Toyota Truck Norge Group (4 companies)
Toyota Industrial Equipment (UK), Limited (2 Companies)
Toyota Industrial Equipment Europe, S.A.R.L. (2 Companies)
(Manufacturing subsidiaries and affiliates)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
BT Industries Group (7 companies)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
TOYODA-SULZER MANUFACTURING LTD.
ALTEX CO., LTD.
IZUMI MACHINE MFG. CO., LTD.
TOKYU CO., LTD.
Tokaiseiki Co., Ltd.
Mizuho Industry Co., Ltd.
Iwama Loom Works, Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F TOKYO Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F KEIJI Co., Ltd.
TOYOTA L&F SHIZUOKA Co., Ltd.
(Manufacturing subsidiaries)
MINO TOKYU CO., LTD.
Nishina Industrial Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
KAWAMOTO SYSTEM CORPORATION
(Manufacturing subsidiary)
HARA CORPORATION
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policies and Business Results

1. Management Policies

(1) Basic Management Policies

The basic management policies of Toyota Industries Corporation and its subsidiaries and affiliates ("Toyota Industries") are as follows:

a) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.
b) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.
c) Toyota Industries believes that economic growth and conservation of the national environment are compatible. It strives to offer products and services that are clean, safe and of high quality.
d) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.
e) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that employees and the company can realize their full potential.

(2) Medium to Long-Term Management Strategies

In the medium to long-term, Toyota Industries seeks to increase profitability and strengthen its management base. The group seeks to grow by placing a high priority on research and development, thereby enabling the group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its business field through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within Toyota Industries' Automobile Segment, the Vehicle Business will deliver outstanding customer satisfaction through its assembly of compact cars for Toyota Motor Corporation ("TMC"). Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will continue to develop state-of-the-art products to be marketed worldwide. Toyota Industries' Materials Handling Equipment Segment will expand its product line in order to offer optimal materials handling solutions to customers throughout the world. Toyota Industries' Textile Machinery Segment will continue to produce a high-quality range of spinning and weaving machinery.

Toyota Industries aims to achieve net income of 150 yen per share in the medium term. It also intends to improve its capital efficiency by increasing net sales and profitability in each of its segments.

(3) Corporate Code of Conduct Council

Toyota Industries Corporation established a "Corporate Code of Conduct Council" for the purpose of promoting greater awareness of ethical and legal issues from a company-wide perspective. The council will complement the corporate governance roles of the Ordinary General Meeting of Shareholders, the Board of Directors and the Board of Corporate Auditors.

Also, Toyota Industries continues to disclose information about its financial position to shareholders and investors. The company will continue to ensure a high level of corporate accountability.

2. Business Results

(1) Overview of Performance for the First Half of Fiscal 2002

During the first half of fiscal 2002 (the six months ended September 30, 2001), the Japanese economy was increasingly sluggish. This weakness resulted from a substantial decrease in worldwide demand for IT-related products, a decrease in private capital investment, lower exports and a rise in domestic unemployment. Overseas, the business environment also deteriorated rapidly.

During this period, the total consolidated net sales of Toyota Industries amounted to 478.9 billion yen, an increase of 134.7 billion yen, or 39%, compared with the first half of fiscal 2001.

Net sales of the Automobile Segment totaled 266.1 billion yen, an increase of 37.4 billion yen, or 16%, compared with the first half of fiscal 2001. Within this segment, net sales of the Vehicle Business totaled 129.4 billion yen, an increase of 27.1 billion yen, or 27%, compared with the same period last year. In April 2001, Toyota Industries Corporation started production of the RAV4, a compact sport utility vehicle. However, production of the Vitz (Yaris in Europe) decreased, and total output was 121 thousand units, a decrease of 24 thousand units, or 17%, from the first half of fiscal 2001. The sales increase reflects the fact that TMC started charging for engine and other parts, whereas previously such parts had been supplied free of cost. This change caused an increase in both sales and cost of sales. However, there was no effect on gross profit of Toyota Industries. Net sales of the Engine Business totaled 52 billion yen, an increase of 5.3 billion yen, or 11%, due mainly to increased sales of CD-type diesel engines and others. Net sales of the Car Air-Conditioning Compressor Business totaled 78.4 billion yen, an increase of 9.4 billion yen, or 14%, compared with the first half of the previous year. Sales were up both domestically and overseas, thanks to new product development, strengthened sales promotion and increased production capacity. Also, in May 2001, Toyota Industries and DENSO Corporation agreed to gradually merge DENSO's car air-conditioning compressor production business into Toyota Industries.

Net sales of the Materials Handling Equipment Segment totaled 180.5 billion yen, an increase of 98.3 billion yen, or 119%, compared with the first half of fiscal 2001. The increase reflected the favorable impact of increased sales of electric forklifts in Japan and the consolidation of the operating results of BT Industries AB which Toyota Industries acquired in June 2000. This increase was partially offset by adverse market conditions in North America. In April 2001, TMC transferred its Industrial equipment and related operations to Toyota Industries. TOYOTA Material Handling Company was established as an in-house company within Toyota Industries Corporation in April 2001, integrating the industrial equipment sales operations of TMC with those of Toyota Industries. Toyota Industries also opened the TOYOTA Material Handling Customer Center in Ichikawa, Chiba Prefecture, to showcase materials handling products and offer consulting services for total materials handling solutions.

Net sales of the Textile Machinery Segment totaled 16.1 billion yen, an increase of ¥1.8 billion, or 12%, compared with the first half of fiscal 2001, due mainly to an increase in exports to China and Thailand.

During the first half of fiscal 2002, the net income of Toyota Industries amounted to 15.1 billion yen, an increase of 7.2 billion yen, or 90%, over the first half of fiscal 2001 due to enhanced sales promotion, cost reduction efforts, improved productivity and consolidation of BT Industries AB.

Toyota Industries' Board of Directors voted today to distribute an interim cash dividend of 9 yen per common share, payable on November 26, 2001 to shareholders of record as of September 30, 2001.

(2) Forecast for the Fiscal Year Ending March 31, 2002

We expect economic restructuring measures by the Japanese government to have a positive impact on the domestic economy. However, the aftermath of the terrorist attacks in the United States is likely to have a substantial negative impact on the global economy, and the business environment overall is likely to remain rather sluggish.

For the fiscal year ending March 31, 2002, Toyota Industries forecasts consolidated net sales of 940 billion yen, up 22% over fiscal 2001, ordinary income of 47 billion yen, up 6%, and net income of 25.5 billion yen, up 13%. Our confidence reflects our determination to develop new products, enhance sales and service activities, and reduce costs.

Consolidated Balance Sheets

	FY2002 (as of September 30, 2001)	FY2001 (as of March 31, 2001)	Increase (Decrease)	FY2001 (As of September 30, 2000)
Assets				
Current assets	**301,208**	**301,350**	**(142)**	**241,692**
Cash and deposits	76,060	100,285	(24,225)	60,436
Trade notes and accounts receivable	107,560	97,455	10,105	87,195
Marketable securities	15,741	17,636	(1,895)	16,577
Inventories	67,042	52,763	14,279	47,176
Deferred tax assets	8,885	8,686	199	7,133
Other current assets	27,513	25,683	1,830	24,179
Less - allowance for doubtful accounts	(1,594)	(1,159)	(435)	(1,005)
Fixed assets	**1,312,087**	**1,568,291**	**(256,204)**	**1,540,189**
Property, Plant and Equipment	**323,936**	**294,742**	**29,194**	**281,206**
Buildings and Structures	96,958	88,858	8,100	87,270
Machinery, equipment and vehicles	145,461	135,405	10,056	130,218
Tools, furniture and fixture	15,373	14,550	823	14,858
Land	46,311	42,102	4,209	37,411
Construction in progress	19,832	13,826	6,006	11,448
Intangible fixed assets	**88,043**	**87,987**	**56**	**83,180**
Software	2,849	1,580	1,269	1,444
Goodwill	85,193	86,407	(1,214)	81,735
Investments and other assets	**900,107**	**1,185,561**	**(285,454)**	**1,175,802**
Investments in securities	845,971	1,145,176	(299,205)	1,140,954
Long-term loans	10,900	8,106	2,794	6,895
Long-term prepaid expenses	9,774	5,354	4,420	2,652
Deferred tax assets	2,309	1,373	936	1,181
Other investments and other assets	31,259	25,662	5,597	24,203
Less - allowance for doubtful accounts	(108)	(112)	4	(85)
Total assets	**1,613,296**	**1,869,642**	**(256,346)**	**1,781,881**

Notes:				
1. Accumulated depreciation of property, plant and equipment	434,791	406,842	27,949	391,499
2. Liabilities for guarantees	20,923	17,457	3,466	17,199
3. Number of shares of treasury stock	499,235	93	499,142	549
4. Number of shares of treasury stock owned by consolidated subsidiaries	-	36,000	(36,000)	36,000
5. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	2,213	2,803	(590)	2,586

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of March 31, 2001)	Increase (Decrease)	FY2001 (as of September 30, 2000)
Liabilities				
Current liabilities	**234,783**	**213,599**	**21,184**	**209,910**
Trade notes and accounts payable	103,810	103,444	366	92,934
Short-term bank loans	38,725	23,192	15,533	14,987
Commercial paper	-	-	-	20,000
Other payables	19,628	17,113	2,515	16,349
Accrued expenses	37,103	32,219	4,884	30,839
Accrued income taxes	10,891	12,364	(1,473)	9,338
Deposits received from employees	18,373	18,030	343	17,921
Deferred tax liabilities	64	15	49	17
Other current liabilities	6,186	7,219	(1,033)	7,521
Long-term liabilities	**577,220**	**686,618**	**(109,398)**	**680,904**
Bonds	140,300	140,300	-	140,300
Convertible bonds	75,742	75,748	(6)	75,748
Long-term bank loans	62,634	52,446	10,188	50,184
Deferred tax liabilities	262,548	387,547	(124,999)	387,492
Allowance for retirement benefits	27,683	25,534	2,149	23,156
Other long-term liabilities	8,311	5,041	3,270	4,023
Total liabilities	**812,004**	**900,218**	**(88,214)**	**890,815**
Minority interest in consolidated subsidiaries	**16,770**	**18,125**	**(1,355)**	**17,716**
Shareholders' equity				
Common stock	**68,021**	**68,018**	**3**	**40,178**
Capital surplus	**88,515**	**88,512**	**3**	**60,672**
Retained earnings	**245,418**	**233,367**	**12,051**	**220,949**
Net unrealized gain on other securities	**381,073**	**558,673**	**(177,600)**	**558,226**
Translation adjustments	**2,772**	**2,746**	**26**	**(6,655)**
Treasury stock at cost	**(1,280)**	**(0)**	**(1,280)**	**(1)**
Treasury stock owned by subsidiaries	**-**	**(20)**	**20**	**(20)**
Total shareholders' equity	**784,521**	**951,298**	**(166,777)**	**873,349**
Total liabilities and shareholders' equity	**1,613,296**	**1,869,642**	**(256,346)**	**1,781,881**

Consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	Increase (Decrease)	FY2001 (April 1, 2000 - March 31, 2001)
Net sales	**478,965**	**344,229**	**134,736**	**767,382**
Cost of sales	402,612	302,840	99,772	663,012
Gross profit	**76,353**	**41,389**	**34,964**	**104,370**
Selling, general and administrative expenses	51,943	19,904	32,039	57,065
Operating income	**24,409**	**21,484**	**2,925**	**47,304**
Non-operating income	**11,817**	**5,490**	**6,327**	**16,249**
Interest income	4,369	404	3,965	4,241
Dividends income	4,086	3,678	408	6,957
Other non-operating income	3,361	1,408	1,953	5,051
Non-operating expenses	**9,588**	**6,852**	**2,736**	**19,027**
Interest expenses	5,487	1,452	4,035	6,445
Other non-operating expenses	4,100	5,399	(1,299)	12,582
Ordinary income	**26,639**	**20,123**	**6,516**	**44,526**
Extraordinary gains	**-**	**15,080**	**(15,080)**	**15,080**
Gain on securities contribution to employee retirement benefit trust	-	15,080	(15,080)	15,080
Extraordinary losses	**-**	**21,386**	**(21,386)**	**21,386**
Cumulative effect of change in accounting standards for retirement benefits	-	19,057	(19,057)	19,057
Provision for retirement and severance benefits for directors and corporate auditors	-	2,329	(2,329)	2,329
Income before income taxes	**26,639**	**13,817**	**12,822**	**38,220**
Income taxes - current	12,143	9,621	2,522	21,161
Income taxes - deferred	(1,351)	(4,149)	2,798	(6,338)
Minority interest in consolidated subsidiaries	713	392	321	759
Net income	**15,135**	**7,952**	**7,183**	**22,637**

Consolidated Statements of Retained Earnings

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	Increase (Decrease)	FY2001 (April 1, 2000 - March 31, 2001)
Retained earnings at beginning of period	**233,367**	**215,463**	**17,904**	**215,463**
Decrease in retained earnings	**3,084**	**2,466**	**618**	**4,732**
Cash dividends	2,819	2,266	553	4,532
Bonuses to directors and corporate auditors	264	200	64	200
Net income	**15,135**	**7,952**	**7,183**	**22,637**
Retained earnings at end of period	**245,418**	**220,949**	**24,469**	**233,367**

Consolidated Statements of Cash Flows

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	Increase (Decrease)	FY2001 (April 1, 2000 - March 31, 2001)
Cash flows from operating activities	**31,555**	**36,092**	**(4,537)**	**78,412**
Income before income taxes	26,639	13,817	12,822	38,220
Depreciation and amortization	25,917	19,690	6,227	46,454
Increase in allowance for doubtful accounts	27	(34)	61	(128)
Interest and dividends income	(8,455)	(4,082)	(4,373)	(11,198)
Interest expenses	5,487	1,452	4,035	6,445
Equity in (earnings) loss of affiliates	(544)	1,394	(1,938)	972
(Increase) decrease in receivables	5,335	2,748	2,587	(2,450)
Increase in inventories	(1,066)	(501)	(565)	(3,921)
Increase (decrease) in payables	(9,982)	(40)	(9,942)	8,177
Others, net	131	8,595	(8,464)	8,914
Subtotal	43,490	43,040	450	91,484
Interest and dividends received	8,475	4,097	4,378	11,212
Interest paid	(5,745)	(1,452)	(4.293)	(6,155)
Income taxes paid	(14,665)	(9,593)	(5,072)	(18,128)
Cash flows from investing activities	**(57,327)**	**(97,411)**	**40,084**	**(155,870)**
Payments for purchases of marketable securities	(1,007)	(1,004)	(3)	(1,718)
Proceeds from sales of marketable securities	1,999	2,682	(683)	4,322
Payments for acquisition of tangible assets	(35,464)	(17,056)	(18,408)	(55,127)
Proceeds from sales of tangible assets	428	382	46	2,383
Payments for purchases of investment securities	(3,904)	(5,232)	1,328	(9,667)
Proceeds from sales of investment securities	71	1,099	(1,028)	2,107
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(673)	(86,136)	85,463	(86,136)
Payments for loans made	(1,505)	(1,689)	184	(3,410)
Proceeds from collections of loans	1,528	9,356	(7,828)	11,266
Payment for acquisition of business	(23,685)	-	(23,685)	-
Others, net	4,885	187	4,698	(19,890)
Cash flows from financing activities	**8,580**	**56,633**	**(48,053)**	**94,472**
Increase (decrease) in short-term bank loans	7,137	(131)	7,268	6,883
Proceeds from issuances of commercial paper	-	80,000	(80,000)	80,000
Redemption of commercial paper	-	(60,000)	60,000	(80,000)
Proceeds from long-term bank loans	7,059	826	6,233	4,111
Repayments of long-term bank loans	(1,282)	(1,174)	(108)	(6,585)
Proceeds from issuances of bonds	-	39,796	(39,796)	39,796
Proceeds from issuances of common stock	-	-	-	55,228
Payment for repurchase of treasury stocks	(1.381)	-	(1,381)	-
Cash dividends paid	(2,819)	(2,266)	(553)	(4,533)
Cash dividends paid for minority shareholders	(318)	(414)	96	(420)
Others, net	186	(2)	188	(8)
Translation adjustments of cash and cash equivalents	**152**	**9**	**143**	**949**
Net increase (decrease) in cash and cash equivalents	**(17,038)**	**(4,675)**	**(12,363)**	**17,964**
Cash and cash equivalents at beginning of period	**95,296**	**77,332**	**17,964**	**77,332**
Cash and cash equivalents at end of period	**78,258**	**72,656**	**5,602**	**95,296**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	67,234	59,679	7,555	81,369
Marketable securities	11,023	12,977	(1,954)	13,927

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	109	TIBC Corporation, TOYODA-SULZER MANUFACTURING LTD. , TOYOTA L&F TOKYO Ltd., Logistics Planning Tokyo., Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., IZUMI MACHINE MFG. CO., LTD., TOYOTA L&F KEIJI Ltd., TOKYU CO., LTD., MINO TOKYU CO., LTD., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Tokaiseiki Co., Ltd., LOGISTEC CO., LTD., SKE Inc., SK Maintenance Inc., Iwama Loom Works, Ltd., KAWAMOTO SYSTEM CORPORATION, ARTI Inc., TOYOTA L&F SHIZUOKA Ltd., HARA CORPORATION, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., TOKAI SYSTEM INSTITUTE CORP., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (61 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK), Limited (2 companies), Toyota Industrial Equipment Europe, S.A.R.L. (2 companies), ACTIS manufacturing Ltd. LLC
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)
Affiliates	17	ST Liquid Crystal Display Corp., TAIKOH TRANSPORTATION CO., LTD., BT Industries Group (15 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies (or Company)	
(Increase)	12	TOYOTA L&F TOKYO Ltd., Logistics Planning Tokyo., Co., Ltd., TOYOTA L&F KEIJI Ltd., TOYOTA L&F SHIZUOKA Ltd., BT Industries Group (1 company), Toyota-Lift of Los Angeles, Inc., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK), Limited (2 companies), Toyota Industrial Equipment Europe, S.A.R.L. (2 companies), ACTIS manufactures Ltd., LLC
(Decrease)	3	BT Industries Group (3 companies)

Affiliates accounted for under the equity method

	Companies
(Increase)	-
(Decrease)	–

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30 TIBC Corporation, TOYODA-SULZER MANUFACTURING LTD., Sun River Co., Ltd., IZUMI MACHINE MFG. CO., LTD., Toyoda High System, Incorporated, LOGISTEC CO., LTD., SKE Inc., SK Maintenance Inc., KAWAMOTO SYSTEM CORPORATION, ARTI Inc., HARA CORPORATION, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., MINO TOKYU CO., LTD., TOKAI SYSTEM INSTITUTE CORP., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (61 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc.,

Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd.,
Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A.,
Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK), Limited (2 companies),
Toyota Industrial Equipment Europe, S.A.R.L. (2 companies), ACTIS manufacturing Ltd. LLC

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

	Trading securities	.... Not applicable.
	Held-to-maturity securities	.... Not applicable.
	Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity.)
	Other securities without market value	.... At cost determined by the moving average method
b. Inventories		.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization of fixed assets

Depreciation of property, plant and equipment are computed mainly by the declining-balance method. Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred at the end of interim period based on projected benefit obligations and pension assets at the end of fiscal year. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by an internal rule describing the retirement benefits rule for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly, effect of change in fair value of derivatives is accounted as deferred assets and liabilities or reflected on underlying assets and liabilities. In this period, forward exchange contracts are used for heading risk of change in foreign exchange rate relating to accounts receivables.

(6) Other significant accounting policies for preparing consolidated financial statements

Consumption taxes : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment information

1.Business segments

(1)FY2002 Semiannual (April 1, 2001 - September 30, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	266,142	180,526	16,194	16,101	478,965	-	478,965
(2)Inter-segment sales and transfers	6,637	27	223	6,585	13,473	(13,473)	-
Total	272,780	180,553	16,417	22,686	492,438	(13,473)	478,965
Operating expenses	259,236	172,546	16,216	19,846	467,846	(13,290)	454,555
Operating income	13,544	8,006	201	2,840	24,592	(182)	24,409

(2)FY2001 Semiannual (April 1, 2000 - September 30, 2000) (Yen in millions ; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	228,788	82,272	14,399	18,768	344,229	-	344,229
(2)Inter-segment sales and transfers	1,912	-	-	2,104	4,016	(4,016)	-
Total	230,700	82,272	14,399	20,873	348,246	(4,016)	344,229
Operating expenses	216,678	76,269	14,665	18,992	326,605	(3,860)	322,745
Operating income	14,022	6,003	(265)	1,880	21,641	(156)	21,484

(3)FY2001 (April 1, 2000 - March 31, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	457,631	236,501	33,237	40,011	767,382	-	767,382
(2)Inter-segment sales and transfers	4,096	-	-	4,531	8,628	(8,628)	-
Total	461,727	236,501	33,237	44,543	776,010	(8,628)	767,382
Operating expenses	433,202	221,955	33,202	40,177	728,538	(8,460)	720,078
Operating income	28,525	14,546	34	4,365	47,472	(168)	47,304

Notes: 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment....Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles

Textile machinery ....Ring spinning frames, air-jet looms, water-jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, casting machines

2.Geographical segments

(1) FY2002 Semiannual (April 1, 2001 - September 30, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	324,118	94,546	58,505	1,794	478,965	-	478,965
(2) Inter-segment sales and transfers	29,722	704	2,117	97	32,642	(32,642)	-
Total	353,840	95,251	60,623	1,892	511,608	(32,642)	478,965
Operating expenses	332,783	92,932	59,450	1,951	487,116	(32,561)	454,555
Operating income	21,057	2,319	1,173	(58)	24,491	(81)	24,409

(2)FY2001 Semiannual (April 1, 2000 – September 30, 2000) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Others	Total	Eliminations	Consolidated
Net sales						
(1) Sales to external customers	287,312	47,260	9,657	344,229	-	344,229
(2) Inter-segment sales and transfers	13,624	-	286	13,910	(13,910)	-
Total	300,936	47,260	9,943	358,140	(13,910)	344,229
Operating expenses	281,683	45,127	9,613	336,424	(13,679)	322,745
Operating income	19,253	2,132	330	21,715	(231)	21,484

(3)FY2001 (April 1, 2000 - March 31, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	586,086	123,355	55,826	2,113	767,382	-	767,382
(2) Inter-segment sales and transfers	31,769	336	748	477	33,333	(33,333)	-
Total	617,856	123,692	56,574	2,591	800,715	(33,333)	767,382
Operating expenses	577,380	118,422	53,723	2,840	752,367	(32,289)	720,078
Operating income	40,475	5,269	2,851	(248)	48,348	(1,043)	47,304

Note: Effective for the year ended March 31, 2001, the Europe segment has been separated from the Others segment because business there increased in importance.

3.Overseas sales

(1)FY2002 Semiannual (April 1, 2001 – September 30, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	94,825	78,116	28,356	201,298
Consolidated sales				478,965
Ratio of overseas sales to consolidated sales	19.8%	16.3%	5.9%	42.0%

(2)FY2001 Semiannual (April 1, 2000 - September 30, 2000) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Others	Total
Overseas sales	54,249	59,006	113,255
Consolidated sales			344,229
Ratio of overseas sales to consolidated sales	15.8%	17.1%	32.9%

(3)FY2001 (April 1, 2000 - March 31, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	140,161	102,665	55,967	298,794
Consolidated sales				767,382
Ratio of overseas sales to consolidated sales	18.2%	13.4%	7.3%	38.9%

Note: Effective for the year ended March 31, 2001, the Europe segment has been separated from the Other segment because business there increased in importance.

Breakdown of Consolidated Net Sales

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)		FY2001 (April 1, 2000 - September 30, 2000)		Increase (Decrease)	% Change	FY2001 (April 1, 2000 – March 31, 2001)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	129,483	27.0	102,336	29.7	27,147	26.5	195,887	25.5
Engine	52,074	10.9	46,799	13.6	5,275	11.3	102,099	13.3
Car air-conditioning compressor	78,419	16.4	69,083	20.1	9,336	13.5	139,572	18.2
Foundry and others	6,165	1.3	10,569	3.1	(4,404)	(41.7)	20,070	2.6
Subtotal	266,142	55.6	228,788	66.5	37,354	16.3	457,631	59.6
Materials handling equipment	180,526	37.7	82,272	23.9	98,254	119.4	236,501	30.8
Textile machinery	16,194	3.4	14,399	4.2	1,795	12.5	33,237	4.3
Others	16,101	3.3	18,768	5.4	(2,667)	(14.2)	40,011	5.3
Total	478,965	100.0	344,229	100.0	134,736	39.1	767,382	100.0

Lease Transactions

1. As a lessee

(1) Finance leases that do not transfer the ownership of leased property to lessee

(a) Pro forma information regarding the leased property such as acquisition cost, accumulated depreciation and net book value as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)			FY2001 (as of September 30, 2000)			FY2001 (as of March 31, 2001)		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Machinery, equipment and vehicles	1,635	776	858	2,439	762	1,677	2,339	909	1,429
Tools, furniture and fixture	4,922	2,222	2,699	5,223	2,978	2,244	4,660	2,228	2,431
Total	6,557	2,999	3,558	7,662	3,740	3,921	6,999	3,138	3,861

Note: The amount equivalent to acquisition cost includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(b) Pro forma information regarding future minimum lease payment as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	1,398	1,352	1,302
Due after one year	2,159	2,569	2,558
Total	3,558	3,921	3,861

Note: The amount equivalent to future minimum lease payment as of the end of period includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(c) Total lease payments and pro forma depreciation expenses for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	FY2001 (April 1, 2000 - March 31, 2000)
Total lease payments	772	874	1,505
Pro forma depreciation expenses	772	874	1,505

(d) Calculation method of pro forma depreciation expenses

Pro forma depreciation expenses are computed mainly by the straight-line method which assume zero residual value and leasing term to be useful lives.

(2) Pro forma future lease payment under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	1,802	784	5,116
Due after one year	4,972	1,283	9,542
Total	6,775	2,068	14,659

2. As a lessor

(1) Finance leases that do not transfer ownership of leased assets

(a) Acquisition cost, accumulated depreciation and net book value of leased property as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)			FY2001 (as of September 30, 2000)			FY2001 (as of March 31, 2001)		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Machinery, equipment and vehicles	7,333	4,061	3,271	-	-	-	-	-	-
Total	7,333	4,061	3,271	-	-	-	-	-	-

(b) Pro forma information regarding to future minimum lease payments as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	1,892	-	-
Due after one year	2,681	-	-
Total	4,573	-	-

Note: The amount equivalent to future minimum lease payment includes the imputed interest income portion due to immaterial difference between acquisition cost and future minimum lease payment.

(c) Total lease payments and depreciation expenses for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	FY2001 (April 1, 2000 - March 31, 2001)
Total lease payments to be received	1,209	-	-
Depreciation expenses	709	-	-

(2) Pro forma information regarding future rentals under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	3,114	-	1,455
Due after one year	7,017	-	7,717
Total	10,131	-	9,172

Marketable Securities

1. Held-to-maturity securities with fair value

Not applicable.

2. Other securities with market prices

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (As of September 30, 2001)			FY2001 (As of September 30, 2000)			FY2001 (As of March 31, 2001)		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
(1) Stocks	171,234	819,825	648,590	165,251	1,114,680	949,429	167,371	1,117,736	950,364
(2) Bonds									
Government and municipal bonds	0	0	-	-	-	-	0	0	-
Corporate bonds	13,211	13,225	13	9,096	9,063	(32)	16,199	16,197	(1)
Other bonds	2	2	-	2	2	-	2	2	-
(3) Others	120	120	-	121	121	-	720	720	-
Total	184,569	833,173	648,604	174,471	1,123,868	949,396	184,294	1,134,657	950,363

3. Major contents and book value of securities not practicable to fair value as of the end of period

(1) Held-to-maturity securities — Not applicable.

(2) Other securities

(Million yen)

	FY2002 (As of September 30, 2001)	FY2001 (As of September 30, 2000)	FY2001 (As of March 31, 2001)
Domestic unlisted stocks excluding over-the-counter stocks	12,977	13,003	12,643
Bonds used in repurchase agreements	-	7,986	1,999
Commercial paper used in repurchase agreements	-	2,999	3,999
Money management funds	5,924	942	340
Foreign unlisted bonds	405	310	310

Derivative Transaction

Not applicable.

November 7, 2001

Semiannual Non-consolidated Financial Results for FY2002

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Contact : Kakuo Ishikawa, General Manager of Accounting and Finance Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated semiannual financial results for FY2002 : November 7, 2001
Provision for interim cash dividends: Provision exists. The interim dividends are payable on November 26, 2001.

1. Financial Highlights for FY2002 Semiannual (April 1 – September 30, 2001)

(1) Non-consolidated financial results (Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2002 Semiannual	**330,487**	**(17.9)**	**19,266**	**(11.6)**	**21,622**	**(15.7)**
FY2001 Semiannual	280,420	(19.1)	17,269	(95.8)	18,681	(60.1)
FY2001 Annual	575,558		36,821		37,043	

	Net income	(% change from previous year)	Net income per share— basic
	Million yen	%	Yen
FY2002 Semiannual	**13,668**	**(47.5)**	**43.63**
FY2001 Semiannual	9,267	(16.8)	32.71
FY2001 Annual	20,831		69.83

Notes: 1. Average number of shares issued each year
FY2002 Semiannual 313,297,485
FY2001 Semiannual 283,296,225
FY2001 Annual 298,296,225
2. Changes in accounting policies: None

(2) Cash dividends

	Cash dividends per share	Cash dividends per share
	Yen	Yen
FY2002 Semiannual	**9**	**—**
FY2001 Semiannual	8	—
FY2001 Annual	—	17

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002 Semiannual	**1,411,140**	**780,836**	**55.3**	**2,492.30**
FY2001 Semiannual	1,643,765	882,404	53.7	3,114.78
FY2001 Annual	1,700,538	947,825	55.7	3,025.33

Note: Number of shares issued at the end of period
FY2002 Semiannual 313,299,249
FY2001 Semiannual 283,296,225
FY2001 Annual 313,296,225

2. Forecast of Non-consolidated Financial Results for FY2002 (April 1, 2001 - March 31, 2002)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				Year end	
	Million yen	Million yen	Million yen	Yen	Yen
FY2002 Annual	660,000	40,000	25,000	9	18

Reference: (Forecast) Net income per share— basic (annual): 79.80 yen

Non-consolidated Balance Sheets

	FY2002 (as of September 30, 2001)	FY2001 (as of March 31, 2001)	Increase (Decrease)	FY2001 (as of September 30, 2000)
Assets				
Current assets	**178,359**	**196,910**	**(18,551)**	**148,453**
Cash and deposits	55,561	79,651	(24,090)	43,386
Trade notes receivable	3,287	3,407	(120)	3,355
Trade accounts receivable	60,486	56,419	4,067	48,034
Marketable securities	14,711	16,701	(1,990)	15,579
Finished goods	2,114	881	1,233	1,419
Raw materials	323	246	77	172
Work in process	16,335	13,874	2,461	12,760
Supplies	2,881	2,308	573	2,287
Prepaid expenses	132	224	(92)	119
Deferred tax assets	6,863	7,260	(397)	5,838
Other receivables	10,211	10,443	(232)	9,283
Other current assets	5,594	5,707	(113)	6,529
Less - allowance for doubtful accounts	(144)	(217)	73	(314)
Fixed assets	**1,232,781**	**1,503,627**	**(270,846)**	**1,495,312**
Property, Plant and Equipment	**216,268**	**209,055**	**7,213**	**206,261**
Buildings	60,356	58,560	1,796	58,682
Structures	5,994	5,958	36	5,976
Machinery and equipment	94,827	93,720	1,107	93,205
Vehicles and delivery equipment	1,013	950	63	859
Tools, furniture and fixture	9,565	8,846	719	9,471
Land	32,309	30,713	1,596	28,303
Construction in progress	12,202	10,305	1,897	9,761
Intangible fixed assets	**2,266**	**1,384**	**882**	**1,285**
Software	2,266	1,384	882	1,285
Investments and other assets	**1,014,245**	**1,293,187**	**(278,942)**	**1,287,764**
Investments in securities	851,689	1,151,587	(299,898)	1,147,922
Investments in subsidiaries	138,528	125,587	12,941	124,874
Long-term loans	10,132	6,707	3,425	8,048
Long-term prepaid expenses	7,346	3,579	3,767	1,182
Other investments and other assets	6,567	5,746	821	5,759
Less - allowance for doubtful Accounts	(18)	(19)	1	(23)
Total assets	**1,411,140**	**1,700,538**	**(289,398)**	**1,643,765**

Notes					
: 1. Accumulated depreciation of property, plant and Equipment		332,355	321,360	10,995	313,139
2. Liabilities for guarantees		3,533	3,700	(167)	3,180
3. Treasury stock					
(Incl. Marketable Securities)	Shares	35	93	(58)	549
	Amount	0	0	(0)	1
(Incl. Other investment and other assets)	Shares	499,200	-	499,200	-
	Amount	1,279	-	1,279	-
4. Number of shares issued at end of period		313,299,249	313,296,225	3,024	283,296,225
5. Allowance for retirement and severance benefits for directors and corporate auditors		1,907	2,524	(617)	2,407

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of March 31, 2001)	Increase (Decrease)	FY2001 (as of September 30, 2000)
Liabilities				
Current liabilities	**134,835**	**132,937**	**1,898**	**142,755**
Trade notes payable	6,029	4,408	1,621	5,268
Trade accounts payable	67,412	66,659	753	59,069
Commercial paper	-	-	-	20,000
Other payables	15,647	15,208	439	14,925
Accrued expenses	19,557	18,003	1,554	17,942
Accrued income taxes	7,235	10,368	(3,133)	7,186
Advance received	403	111	292	205
Deposits received	565	573	(8)	584
Deposits received from employees	17,983	17,605	378	17,573
Long-term liabilities	**495,469**	**619,775**	**(124,306)**	**618,604**
Bonds	140,000	140,000	-	140,000
Convertible bonds	75,742	75,748	(6)	75,748
Deferred tax liabilities	258,537	383,665	(125,128)	384,414
Allowance for retirement benefits	20,098	20,345	(247)	18,425
Other long-term liabilities	1,090	16	1,074	16
Total liabilities	**630,304**	**752,713**	**(122,409)**	**761,360**
Shareholders' equity				
Common stock	**68,021**	**68,018**	**3**	**40,178**
Statutory reserve	**105,520**	**98,557**	**6,963**	**70,717**
Capital surplus	88,515	88,512	3	60,672
Legal reserve	17,004	10,044	6,960	10,044
Retained earnings	**226,298**	**222,618**	**3,680**	**213,321**
Reserve for special depreciation	125	63	62	63
Reserve for reduction of acquisition cost of fixed assets	156	166	(10)	166
General reserves	180,000	170,000	10,000	170,000
Unappropriated retained earnings at end of period	46,015	52,388	(6,373)	43,091
<Included net income for period>	<13,668>	<20,831>	<(7,163)>	<9,267>
Net unrealized gain on other securities	**380,995**	**558,631**	**(177,636)**	**558,187**
Total shareholders' equity	**780,836**	**947,825**	**(166,989)**	**882,404**
Total liabilities and shareholders' equity	**1,411,140**	**1,700,538**	**(289,398)**	**1,643,765**

Non-consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - September 30, 2001)	FY2001 (April 1, 2000 - September 30, 2000)	Increase (Decrease)	FY2001 (April 1, 2000 - March 31, 2001)
Ordinary profits and losses				
Operating revenue and expenses				
Operating revenue	**330,487**	**280,420**	**50,067**	**575,558**
Net sales	330,487	280,420	50,067	575,558
Operating expenses	**311,220**	**263,150**	**48,070**	**538,737**
Cost of sales	289,019	247,715	41,304	507,011
Selling, general and administrative expenses	22,200	15,435	6,765	31,725
Operating income	**19,266**	**17,269**	**1,997**	**36,821**
Non-operating income and expenses				
Non-operating income	**7,126**	**6,275**	**851**	**13,111**
Interest income	237	267	(30)	566
Dividends income	4,863	4,483	380	7,779
Other non-operating income	2,025	1,524	501	4,765
Non-operating expenses	**4,771**	**4,863**	**(92)**	**12,889**
Interest expenses	1,531	1,344	187	2,874
Other non-operating expenses	3,240	3,518	(278)	10,014
Ordinary income	**21,622**	**18,681**	**2,941**	**37,043**
Extraordinary gains and losses				
Extraordinary gains	-	**15,080**	**(15,080)**	**15,080**
Gain on securities contribution to employee retirement benefit trust	-	15,080	(15,080)	15,080
Extraordinary losses	-	**20,177**	**(20,177)**	**20,177**
Cumulative effect of change in accounting standards for retirement benefits	-	17,848	(17,848)	17,848
Provision for retirement and severance benefits for directors and corporate auditors	-	2,329	(2,329)	2,329
Income before income taxes	**21,622**	**13,584**	**8,038**	**31,945**
Income taxes - current	8,220	7,780	440	17,060
Income taxes - deferred	(266)	(3,463)	3,197	(5,945)
Net income	**13,668**	**9,267**	**4,401**	**20,831**
Unappropriated retained earnings brought forward	32,347	33,823	(1,476)	33,823
Interim cash dividends	-	-	-	2,266
Unappropriated retained earnings at end of period	**46,015**	**43,091**	**2,924**	**52,388**

Lease Transactions

1. Finance leases that do not transfer the ownership of leased property to lessee

(1) Pro forma information regarding the leased property such as acquisition cost, accumulated depreciation and net book value as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)			FY2001 (as of September 30, 2000)			FY2001 (as of March 31, 2001)		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Vehicles and delivery equipment	31	9	22	31	3	28	31	6	25
Tools, furniture and fixture	4,214	1,936	2,277	4,353	2,502	1,851	3,827	1,768	2,059
Total	4,245	1,945	2,300	4,385	2,505	1,880	3,859	1,774	2,084

Note: The amount equivalent to acquisition cost includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(2) Pro forma information regarding future minimum lease payment as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	942	877	869
Due after one year	1,357	1,002	1,215
Total	2,300	1,880	2,084

Note: The amount equivalent to future minimum lease payment as of the end of period includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(3) Total lease payments and pro forma depreciation expense for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Total lease payments	523	554	1,013
Pro forma depreciation expenses	523	554	1,013

(4) Calculation method of pro forma depreciation expense

Pro forma depreciation expenses are computed mainly by the straight-line method which assume zero residual value and leasing term to be useful lives.

2. Pro forma future lease payments under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)	FY2001 (as of September 30, 2000)	FY2001 (as of March 31, 2001)
Due within one year	225	156	215
Due after one year	268	122	204
Total	493	279	419

Marketable Securities

Subsidiaries' and affiliates' stocks with fair value

(Yen in millions; amounts less than one million yen are omitted.)

	FY2002 (as of September 30, 2001)			FY2001 (as of September 30, 2000)			FY2001 (as of March 31, 2001)		
	Book value	Fair value	Unrealized gains	Book value	Fair value	Unrealized gains	Book value	Fair value	Unrealized gains
Subsidiaries' stocks	559	1,781	1,222	554	1,753	1,198	559	1,757	1,198

Exhibit 3

(Brief Description)

December 21, 2001

Semiannual Securities Report

(Report pursuant to Article 24–5 of
the Securities and Exchange Law)

The 124th Fiscal Year
from April 1, 2001
to September 30, 2001

This Semiannual Securities Report concerning the six months ended September 30, 2001 (hereinafter called the "Semiannual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 21, 2001 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET website of the Ministry of Finance of Japan and at each of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

It is required under the Japanese laws and regulations to include in the Semiannual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2001.

The information in the Semiannual Securities Report which is material to an investment decision is substantially contained in the Semiannual Report (see Exhibit 1 of the letter of the Company to the Securities and Exchange Commission of the United States dated April 22, 2002) and/or the Consolidated and Non-Consolidated Financial Results (see Exhibit 2 of the letter referred to above).

Exhibit 4

(Brief Description)

November 2001

Semiannual Business Report

The 124th Fiscal Year
from April 1, 2001
to September 30, 2001

This Semiannual Business Report concerning the six months ended September 30, 2001 (hereinafter called the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in November 2001.

The Semiannual Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report which is material to an investment decision is substantially contained in the Semiannual Report (see Exhibit 1 of the letter of the Company to the Securities and Exchange Commission of the United States dated April 22, 2002) and/or the Consolidated and Non-Consolidated Financial Results (see Exhibit 2 of the letter referred to above).

March 18, 2002
FOR IMMEDIATE RELEASE

ACTIS Manufacturing, Ltd. LLC
Toyota Industries Corporation
DENSO Corporation
Toyota Tsusho Corporation

NORTH AMERICAN COMPRESSOR REMANUFACTURER ACTIS TO START OPERATIONS

ACTIS Manufacturing, Ltd. LLC (ACTIS), a remanufacturer of automotive air-conditioning compressors established as a joint venture in North America by Toyota Industries Corporation, DENSO Corporation, and Toyota Tsusho Corporation, will start operations at their Grapevine, Texas plant on March 18, 2002.

ACTIS was established in July, 2001 as a joint venture by the three companies named above. The company was created to reinforce competitiveness in the North American aftermarket, where demand for remanufactured compressors is growing in the context of the social need to respond to environmental issues by seeking effective utilization of automotive part resources.

ACTIS COMPANY PROFILE

1.	Company name:	ACTIS Manufacturing, Ltd. LLC	
2.	Date of establishment:	July, 2001	
3.	Location:	4051 Freeport Parkway, Suite 400 Grapevine, Texas 76051 (5miles from Dallas/Forth Worth airport)	
4.	Capital:	US$2 million	
5.	Shareholders:	Toyota Industries North America, Inc. (TINA)	60%
		DENSO International America, Inc. (DIAM)	20%
		Toyota Tsusho America, Inc. (TAI)	20%
6.	President:	Yukio Ando	
7.	Product line:	Aftermarket remanufactured compressors	
8.	Production scale:	About 30,000 units per year (2002)	
9.	Start of production:	March, 2002	
10.	Operation scale:	(1) Building area:	100,859sq.ft.
		(2) Number of employees:	18
		(3) Total investment:	US$2 million

CONTACT:

ACTIS Manufacturing, Ltd. LLC 972-724-3600 ext.115

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